




A LOOK AHEAD


FOOTBALL COIN BANK
totes

TANDY BRANDS 2010 ANNUAL REPORT

A New Look at Tandy Brands


TANDY

Tandy Brands is always looking ahead to anticipate future trends in our industry — with a firm understanding of the accessories and styles that today's consumers want. Our new corporate brand features a buckle design, which represents our heritage as a belt company and signifies the connection we have with our customers, licensors, employees, and shareholders. It also reflects our renewed focus on becoming the best supplier of men's, women's, and children's fashion accessories in the industry.

amity® ROLFS® SINCE 1932 CANTERBURY Prince Gardner Princess Gardner SURPLUS

ROLFS®

For customers and licensors, our tagline, **A Look Ahead,** alludes to our ability to interpret trends and design fresh products that create consumer excitement. For employees, it represents our commitment to personal and career development, and a drive for creative, proactive problem solving. For shareholders, it points toward a renewed focus on growing our business profitably in order to create outstanding returns. We've made great strides over the past year — and this is only the beginning. Join Tandy Brands as we take *A Look Ahead.*


WOLVERINE

DOCKERS


Dr. AirWair
Martens

totes



EILEEN WEST

To Our Shareholders

For the fiscal year ended June 30, 2010, we reported net income of $1.2 million, or $0.17 per diluted share, and net sales of $141.9 million, a 10 percent increase over fiscal 2009. In fiscal 2009, we reported a net loss of $15.1 million, or ($2.18) per share, on net sales of $129.0 million. Both fiscal 2010 and 2009 results included several one-time charges and gains in connection with our facilities consolidation plan and other organizational restructuring actions, which are more fully described in our Form 10-K included in this report.


Consolidated Net Sales
(in millions)
$150
$100
$50
$0
149.3
129.0
141.9
2008
2009
2010

YEAR IN REVIEW

2010 has been an eventful year for Tandy Brands — and almost everywhere we look, we're seeing positive changes. In the midst of a challenging economic environment, we carried out several key initiatives to revitalize our growth, resulting in improvements to both our top and bottom lines. Much of this progress was achieved through the execution of our two core business objectives: stabilizing our operating platform and pursuing profitable growth.

Stabilizing Our Operating Platform

Guided by a new vision, new executive leadership, and fresh perspectives in almost every aspect of our company, we have made significant strides toward stabilizing our operating platform in 2010. As part of this initiative, we consolidated distribution operations, favorably amended our financing agreement, gained greater efficiency in working capital management through cash cycle improvements, and strengthened our leadership through a revitalized executive team.



BELTS: AT THE CENTER OF TANDY BRANDS.

With popular proprietary brands like Rolfs® and Canterbury®, and licensed brands like Dr. Martens®, Dockers®, and Wolverine®, belts remain our largest single product category. From elegant dress to denim casual, our men's and women's designs offer something for everyone.

SMALL LEATHER GOODS: BIG IMPACT.

Tandy Brands insists on quality, using premium leather to craft classic high-quality wallets, travel kits, and other small leather goods for men and women. With sleek wallets and clutches in up-to-date color palettes and fashion-forward styles, brands like Rolfs® and Amity® are popular choices among men and women.

On February 1, 2010, we announced a consolidation of our distribution operations into our existing Dallas, Texas distribution center, which has improved customer service and increased operational efficiencies. In addition to integrating three distribution centers into one, we also relocated our headquarters from Arlington, Texas to Dallas, Texas and closed our Yoakum, Texas distribution facility and office. Our consolidated headquarters in the newly expanded and renovated Dallas facility reflects a shift in focus toward greater efficiency and a more streamlined operation. The closing of our Yoakum office was a landmark change, as it was our first location, and has been part of our family for many years. These moves are expected to reduce annual SG&A expenses by approximately $4 to $5 million in fiscal 2011.

Additionally, we've made enhancements to liquidity in fiscal 2010 that will provide us with the financial flexibility to pursue opportunistic acquisitions that fit our brand and channel expansion goals. Effective May 10, 2010, we entered into an amended $27.5 million revolving line of credit, which provided more favorable terms and greater flexibility in its covenants. The amendment provided an extension period through October 2012, and adjusted the tangible net worth financial covenant advantageously. This new financing agreement is more than sufficient to meet our near-term seasonal requirements, while also providing the flexibility needed to achieve our long-term growth objectives. We believe the improved terms also signal the financial community's trust in our management team and acknowledge the progress made in our financial and operating performance.

Furthermore, we have made great strides to strengthen our working capital management. We have continued to lower our Days of Working Capital metric, which decreased from 144 days in fiscal 2009 to 104 days in fiscal 2010. These improvements are the result of our focus on improving collection times and meeting higher sales volumes with lower inventory levels. Inventory management has also undergone considerable improvement in fiscal 2010, including an aggressive Product Life-cycle Management (PLM) process, enabling tighter inventory management and a more productive product mix.

We believe our people are integral to our success — and with a realigned executive team, we're building the necessary capabilities to improve our company's competitive position. Our executive leadership and key account management team bring vast industry knowledge and strong retail relationships, which continue to build on our core strengths of consumer insight, product design, sourcing, and distribution. Our management team now has the right people — and the right strategies — to help us become even more successful as we move into fiscal 2011.

GIFTS: THE GIFT OF FUNCTION AND FUN.

Tandy Brands is a leader in the gifts business, distributing a wide array of gifts under the licensed totes® brand — including charging valets, emergency kits, travel mugs, multi-tools, and flashlights. We've also extended our popular gifts into sports-licensed categories.


totes LED HEADLAMP
totes

EYEWEAR: LOOKING AHEAD WITH FASHION READERS.

One look is all it takes to fall in love with Tandy Brands' stylish line of reading glasses for men and women. Sold under the Eileen West® license and our proprietary Project Eyewear™ brand, our readers are fashionable and functional, and come in a wide array of colors and designs.

Pursuing Profitable Growth

In order to meet our second key strategic objective of profitable growth, we continually pursue new opportunities for growth through new acquisitions, licensed brands, our own proprietary brands, and private label programs. The fiscal 2010 acquisition of certain assets of Chambers Belt Company and the newly announced licensing of the Wolverine® brand reflect a shift toward aggressive growth that will build our sales momentum and continue to expand our portfolio of brands.

The acquisition of certain assets of Chambers Belt Company exceeded our expectations, yielding solid operational efficiencies and improving bottom-line performance. In fiscal 2010, the acquisition contributed net sales of $34.6 million and accessories segment net income of $10.2 million. Belts have long been a core strength for us, and by acquiring a competing belt business, we were able to both solidify and form new relationships with key customers in a category we know and understand well. Acquisitive growth is an integral component of our strategy, and we will continue to be opportunistic in seeking strategic acquisition candidates.

Licensed brands represent another important growth segment for our company. We currently hold exclusive license agreements with many recognized brands, including Eileen West®, Dockers®, Dr. Martens®, and totes® gifts. With few belt-only brands on the market today, we recognize the potential and seek to license additional brands in this category whenever possible. As part of this strategic objective, we will continue to pursue additional brands, such as our recently announced relationship with Wolverine®, a "Working Man's" brand known for durability and comfort. This newly licensed brand will enable us to reach a key consumer segment, while building continuity in our belts offering.

Our gifts business continues to provide consistent growth and profitability to our company. The hallmarks of this segment are innovation, successful package designs, and tremendous consumer value. These characteristics set us apart, and have been the key drivers of our gifts category, which has grown 10% compounded annually since fiscal 2005, while also improving margins dramatically.

In addition to our licensed and private brands, we also market products under our own registered trademarks and proprietary trade names. We own leading and well recognized trademarks such as Amity®, Rolfs®, Canterbury®, Prince Gardner®, Princess Gardner®, and Surplus®. These brands have meaningful equities across a variety of channels of distribution.





YOUNG MEN'S: AHEAD OF THE PACK.
On trend and in demand, our young men's wallets and belts use a variety of bold designs, materials, colors, and graphics to stay ahead of the curve.

YOUNG WOMEN'S/JUNIORS: ALL EYES ON HER.
With exciting colors and bold graphics, our collection of belts and small leather goods appeals to even the most fickle fashionistas.

Our Eyewear division has also been accretive to overall profitability through strategic hiring, our proprietary Project Eyewear™ brand, and the acquisition of key brands like Eileen West®. We continue to pursue organic growth by identifying new opportunities to expand our market share, and exploring new accessories categories and distribution channels.

Our private brand programs provide customers with exclusivity and pricing control, which are both important factors in the retail marketplace. We believe our flexible sourcing capabilities, electronic inventory management and replenishment systems, and design, product development, and merchandising expertise provide retailers with a superior alternative to direct sourcing of their private brand products.

Looking Ahead

As we move into fiscal 2011, our two stated objectives remain relevant — by continuing to focus on stabilizing our operating platform and pursuing profitable growth, we will work to improve shareholder value as we look ahead. We're proud of our results, and we're especially proud of our employees — for their hard work, dedication, and resiliency through tremendous change. With a winning spirit and unbeatable skills, they remain our greatest asset. Nonetheless, while we've made significant progress over the past year, we recognize there is still great potential for improvement. Our expectations are high, and we're moving forward with caution, as we continue to operate in a weak retail environment and an overall challenging economic market. We believe our core competencies in design, sourcing, and distribution serve as strong underlying fundamentals that will enable us to work through our turnaround and emerge a stronger and more profitable company.

Our cost-containment efforts and improved operating efficiencies position us well to meet the challenges of the current economic environment. We will continue to concentrate on improving all facets of our business, and we believe we are on the right track and doing the right things to make our company successful, efficient, and strong. As we reflect on where we've been, where we're going, and where we stand among the competition, we are confident that our underlying strong fundamentals will drive shareholder value as we look ahead to the future.

N. Roderick McGeachy, III
President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

Commission File Number 0-18927

TANDY BRANDS ACCESSORIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**75-2349915**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

3631 West Davis Suite A, Dallas, Texas 75211
(Address of principal executive offices and zip code)

214-519-5200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, Par Value $1.00 Per Share
(Title of class)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting common equity held by non-affiliates based upon the closing price of the common stock on the NASDAQ Global Market System on December 31, 2009 was $19,882,871. Shares of common stock held by executive officers and directors have been excluded. This determination of affiliate status in not necessarily a conclusive determination for other purposes.

There were 6,971,618 shares of common stock, par value $1.00 per share, outstanding on August 25, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders to be held on October 26, 2010 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

References in this Annual Report on Form 10-K to "we," "our," "us," or the "Company" refer to Tandy Brands Accessories, Inc. and its subsidiaries, unless the context requires otherwise.

FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "continues," "may," variations of such words, and similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our business, and other characterizations of future events or circumstances are forward-looking statements. We have based these forward looking statements on our current expectations about future events, estimates and projections about the industry in which we operate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Our actual results may differ materially from those suggested by these forward-looking statements for various reasons, including those identified under "Risk Factors" on page 9. Given these risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements included in this report are made only as of the date hereof. Except as required under federal securities laws and the rules and regulations of the United States Securities and Exchange Commission, we do not undertake, and specifically decline, any obligation to update any of these statements or to publicly announce the results of any revisions to any forward-looking statements after the distribution of this report, whether as a result of new information, future events, changes in assumptions, or otherwise.

PART I

ITEM 1 - BUSINESS

General

We are a leading designer and marketer of branded men's, women's and children's accessories, including belts, gifts, small leather goods, eyewear, neckwear, and sporting goods. Our merchandise is marketed under a broad portfolio of nationally recognized licensed and proprietary brand names, including TOTES®, WRANGLER®, DOCKERS®, LEVI STRAUSS SIGNATURE®, DR. MARTENS®, AMITY®, ROLFS®, CANTERBURY®, PRINCE GARDNER®, PRINCESS GARDNER®, CHAMBERS BELT COMPANY®, ABSOLUTELY FRESH®, SURPLUS®, as well as private brands for major retail customers. We sell our products through all major retail distribution channels throughout North America, including mass merchants, national chain stores, department stores, men's and women's specialty stores, catalog retailers, grocery stores, drug stores, golf pro shops, sporting goods stores, and the retail exchange operations of the United States military. We were incorporated as a Delaware corporation on November 1, 1990.

Significant Business Developments

Significant business developments in fiscal 2010 included:

- July 2009 - Acquisition of certain strategic assets from Chambers Belt Company ("Chambers"). The acquisition contributed $34.6 million of net sales in fiscal 2010, provided talented employees and designs, and diversified our supplier base.
- December 2009 - Relocation of our headquarters from Arlington, Texas to our existing Dallas, Texas distribution center.
- February 2010 - Announcement of a plan to consolidate our operations in Yoakum, Texas into our Dallas, Texas distribution facility. We completed the consolidation in July 2010 and expect the consolidation to improve our customer service capabilities, increase operational efficiencies, and reduce annualized operating expenses.

Information about the strategic assets purchased from Chambers and the consolidation plan is incorporated herein by reference to Notes 3 and 4 of the notes to consolidated financial statements included in Item 8 of this Annual Report.

Product Lines

Our primary products, which we sell under proprietary, licensed, and private brand names, consist of belts, gifts, and small leather goods such as wallets. For fiscal 2010, our product categories, expressed as a percentage of total net sales, were:

Belts	66.5%
Gifts	15.4
Small leather goods	11.6
Other products	6.5

We are organized such that we have two reportable segments: (1) accessories, which includes belts and small leather goods, eyewear, neckwear, and sporting goods and (2) gifts. Accessories represented 84.6% of our net sales in fiscal 2010 and gifts accounted for 15.4% of our net sales.

Belts
We, along with our predecessors, have manufactured and marketed belts for over 89 years, and belts remain our largest single product category. In fiscal 2010, belt sales of $94.3 million accounted for 66.5% of our net sales. We compete in all four categories of the belt market: casual, work, dress, and fashion.

Gifts
We distribute a broad range of gifts, including products such as emergency kits, lights and radios, book lights, beverage mugs, and tie racks. Gift sales were $21.9 million, or 15.4% of our net sales, in fiscal 2010.

Small Leather Goods
Our small leather goods consist primarily of men's and women's wallets. Sales of small leather goods were $16.5 million, or 11.6% of our net sales in fiscal 2010.

Other Products
Other products we market include eyewear, neckwear, and sporting goods accessories which complement our core belt, gift, and small leather goods products. Sales of other products were $9.2 million, or 6.5% of our net sales in fiscal 2010.

Our Brands

We sell products under private brands, licensed brands and our own proprietary brands. Our net sales by brand type in fiscal 2010 were (in millions):

Type	Net Sales	
Private brands	$ 84.5	59.6%
Licensed brands	34.2	24.1
Proprietary brands	23.2	16.3
	$141.9	

Private Brand Products
In fiscal 2010 private brand products accounted for $84.5 million, or 59.6% of our net sales. In a private brand program we are responsible for designing and delivering products for select customers according to their unique requirements. These programs offer our customers exclusivity and pricing control over their products, both of which are important factors in the retail marketplace. We believe our flexible sourcing capabilities, electronic inventory management and replenishment systems, and design, product development, and merchandising expertise provide retailers with a superior alternative to direct sourcing of their private brand products.

Licensed Brands
We have exclusive license agreements for several well recognized brands, including Dockers®, Dr. Martens®, and totes® gifts.

In addition, in fiscal 2010 we began delivering new leather belt and accessory products under the following brand names included in the licenses with Wrangler Apparel, Inc. we assumed from Chambers in July 2009:

Wrangler Hero® Timber Creek® by Wrangler® Wrangler Jeans Co®

Wrangler Outdoor Gear® Wrangler® Wrangler Rugged Wear®

Generally our license agreements cover specific products and require us to pay royalties ranging from 4% to 15% of net sales based on minimum sales quotas. The terms of the agreements are typically three years, with options to extend the terms, provided certain sales or royalty minimums are achieved. For fiscal 2010, sales of licensed products accounted for $34.2 million, or 24.1% of our net sales. Sales of Wrangler® belts and totes® gifts were $15.6 million (11%) and $14.9 million (11%), respectively of our net sales. No sales associated with any other individual license agreement accounted for more than 5% of our net sales in fiscal 2010. We continually evaluate our portfolio of license agreements and may discontinue or renew licenses when they expire, or acquire additional licenses to improve our portfolio. The Wrangler® licenses assumed from Chambers either expired in fiscal 2010 or are set to expire in fiscal 2011 and will not be renewed. However, because a significant retail partner began ordering additional private label products from us under other trade names during the year, we do not expect the license expirations to have a significant impact on our operations.

Proprietary Brands

In addition to our licensed and private brands, we market products under our own registered trademarks and trade names. We own leading and well recognized trademarks such as Amity®, Rolfs®, Canterbury®, Prince Gardner®, Princess Gardner®, Chambers Belt Company®, Absolutely Fresh®, and Surplus®. Net sales under our proprietary brands were $23.2 million, or 16.3% of our net sales in fiscal 2010.

Product Distribution

We sell our products to a variety of retail outlets, including:

- Department stores
- Specialty chains
- Mass merchants
- United States military retail exchange operations
- Golf pro shops
- Supermarkets
- Uniform stores
- TV shopping networks
- Drug stores
- Office supply stores
- E-commerce websites
- National chain stores
- Outlet stores
- Sporting goods stores
- Individual specialty stores
- Catalog retailers
- Shoe stores
- Wholesale clubs

Our key brands and each brand's targeted distribution channels and primary products are:

Brand	Distribution Channel	Products
totes®	Mass merchants National chain stores Department stores Specialty stores	Gifts
Wrangler®	Mass merchants Western markets Sporting goods stores	Belts Small leather goods
Dockers®	National chain stores	Belts
Levi Strauss Signature®	Mass merchants	Belts
Dr. Martens®	Specialty stores	Belts Wallets Bags

Brand	Distribution Channel	Products
Amity®	Mass merchants National chain stores	Small leather goods
Rolfs®	National chain stores Department stores Specialty stores	Belts Small leather goods
Canterbury®	Specialty stores Golf pro shops	Belts Small leather goods
Prince Gardner®	National chain stores Specialty stores	Small leather goods
Princess Gardner®	National chain stores Specialty stores	Small leather goods
Chambers Belt Company®	Specialty stores	Belts
Absolutely Fresh®	Specialty stores	Belts
Surplus®	National chain stores	Belts Small leather goods

Two of our product lines also are sold through our e-commerce web sites: Rolfs® at www.rolfs.net and Sport Beads at www.sport-beads.com.

Customers and Customer Relations

We maintain strong relationships with various major retailers throughout North America, including:

Department Stores	National Chains	Mass Merchants
Kohl's	JCPenney (U.S. and Mexico)	Walmart (U.S. and Canada)
Bon-Ton/Carson's	AAFES	Kmart
Macy's	Academy Sports & Outdoors	Fred Meyer
Dillard's	Tractor Supply	Zellers (Canada)
The Bay (Canada)	Moore's (Canada)	Ross Stores

Walmart accounted for 47% and 43% of our net sales in fiscal 2010 and 2009, respectively, and Kohl's accounted for 10% in fiscal 2009. No other customer accounted for 10% or more of our total net sales in fiscal 2010 or fiscal 2009. In fiscal 2010 and 2009 our top ten customers accounted for 78% and 74%, respectively, of net sales.

We believe our success with our customers is due in large part to our design expertise, long-term customer relationships, strong sales and merchandising organization, and superior customer service. Factors which help facilitate these characteristics include our quick response distribution, vendor inventory management services, electronic data interchange capabilities, and expertise in the communication of fashion and lifestyle concepts through product lines and innovative point-of-sale presentations. We develop and manage our accounts through the coordinated efforts of senior management, account executives, and an organization of salespeople and independent sales representatives.

We maintain customer service relationships with various specialty stores, national chain stores, and major department stores. We have a team of sales associates that are organized on a regional basis and supervised by our account executives. Our account executives are responsible for overseeing accounts within a defined geographic territory, developing and maintaining business relationships with their respective customers, preparing and conducting product line presentations, and assisting customers in the implementation of programs at the individual store level. In addition, sales associates may, depending on the needs of an individual customer, assist in the maintenance and presentation of merchandise on the selling floor.

Product Development and Merchandising

Our product development and merchandising professionals work closely with our licensors, suppliers, and customers to interpret market trends, develop new products, and create comprehensive merchandising programs consisting of packaging, point-of-sale, fixturing, and presentation materials. Our product life-cycle management program leverages cross-functional business planning, merchandising, and design teams focusing on product development, strategic planning, fashion trends and seasonal sales plans. Our senior managers maintain business relationships with customers' buyers and merchandise managers enabling us to plan, develop, and implement specific merchandising programs for key accounts. We believe our internal design ability represents a significant competitive advantage because, in our opinion, retail customers have become increasingly reliant on the design and merchandising expertise of their suppliers for developing compelling assortments.

Competition

Competition in the fashion accessories and gifts industries is highly fragmented and intense. We believe we are a major competitor that is well positioned to compete in both industries. Our accessories and gifts businesses compete with numerous manufacturers, importers and distributors, such as: Swank, Randa/Humphreys, Cipriani, Fossil, Buxton, Mundi, Circa, E&B, Merchsource, JLR, and Excalibur.

We believe our ability to compete successfully is based on our long-term customer relationships, ability to respond to changing fashion trends and customer preferences, superior customer service, national distribution capabilities, proprietary inventory management systems, flexible sourcing, and product design, innovation, and quality.

Growth Strategy

We seek to increase our sales and earnings through a variety of means, including organic growth from increased sales by our current operating units, as well as growth through new products and license agreements and the acquisition of assets and similar businesses. Since our incorporation in 1990, we have acquired numerous businesses and licenses, including the assets, licenses, and manufacturing capabilities acquired from Chambers in July 2009 which increased our fiscal 2010 annual net sales by $34.6 million. In the future, we may make additional acquisitions that complement our business and are accretive to our earnings.

Product Sourcing and Production

We have strong relationships with a number of high-quality, low-cost foreign manufacturers who provide products manufactured to our specifications. Most of our products are manufactured by third-party suppliers in China, the Dominican Republic, India, Italy, Mexico, and Taiwan, with only a small percentage manufactured in Canada and the U.S.. In fiscal 2010, our two largest suppliers were Xindao Hong Kong Ltd. and Best Development Company and, in fiscal 2009, our two largest suppliers were Superior Leather Limited and Best Development Company. We do not believe we are exposed to any potentially significant disruption of product flow because a number of companies could manufacture our products and, in July 2009, we acquired certain manufacturing capabilities in Mexico from Chambers.

Seasonality of Business

Our quarterly sales and operating results have a seasonal increase in the fall (our first and second fiscal quarters) due primarily to holiday sales. Quarterly net sales and pretax (loss) income, as percentages of the totals for fiscal 2010 and 2009, were:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales				
Fiscal 2010	26.2%	34.1%	19.5%	20.2%
Fiscal 2009	26.8%	33.3%	19.4%	20.5%
Pretax income (loss)				
Fiscal 2010	38.8%	79.9%	(99.1)%	(119.6)%
Fiscal 2009	(6.7)%	6.8%	(81.6)%	(18.5)%

The fiscal 2010 first quarter includes an acquisition bargain purchase gain of $1.4 million, or 113.4% of the quarter's pretax income, and the fiscal 2009 third quarter includes noncash charges of $7.5 million, or 58.7% of the quarter's pretax loss.

Governmental Regulations

Most of our products are manufactured outside of the United States. Accordingly, foreign countries and the United States may from time to time modify existing quotas, duties, tariffs, or import restrictions, or otherwise regulate or restrict imports in a manner which could be material and adverse to us. In addition, economic and political disruptions in Asia and other parts of the world from which we import goods could have an adverse effect on our ability to maintain an uninterrupted flow of products to our customers. Laws and regulations such as the Consumer Product Safety Improvement Act of 2008 also may adversely affect our profitability to the extent they require product modifications or increased product testing.

Due to the fact that we sell our products to the retail exchange operations of the United States military, and thus are a supplier to the federal government, we must comply with all applicable federal statutes. Historically we have not made any material modifications or accommodations as a result of government regulations.

Employees

As of June 30, 2010, we employed 570 people, of which 408 were full time employees. We believe employee relations are generally good.

Intellectual Property

We believe our trademarks, licenses to use certain trademarks, and our other proprietary rights in and to intellectual property are important to our success and our competitive position. We seek to protect our designs and intellectual property rights against infringement and devote resources to the establishment and protection of our intellectual property on a nationwide basis and in selected foreign markets. Our trademarks remain valid and enforceable as long as the marks are used in connection with our products and services and the required registration renewals are filed.

Working Capital

We do not enter into long-term agreements with any of our suppliers or customers. Instead we enter into a number of purchase order commitments for each of our lines every season. Due to the time required by our foreign suppliers to produce and ship goods to our distribution centers, we attempt, based on internal estimates, to carry on-hand inventory levels necessary for the timely shipment of initial and replenishment orders. A decision by a customer's buyer for a group of stores or any significant customer, whether motivated by competitive conditions, financial difficulties, or otherwise, to significantly change the amount of merchandise they purchase from us, or to change the manner of doing business with us, could have a significant effect on our financial condition and results of operations. We attempt to mitigate this exposure by selling our products to a variety of retail customers throughout North America.

Additional Information

Our website address is www.tandybrands.com. Information about our corporate governance, including our Code of Business Conduct and Ethics, is available on our website. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Forms 3, 4, and 5 filed by our officers, directors, and stockholders holding 10% or more of our common stock, and all amendments to those reports are available free of charge through our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). You also may read and copy any reports, proxy statements, or other information that we file with the SEC at the SEC's public reference room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation and location of the public reference room. Our SEC filings also are available to the public free of charge at the SEC's website at www.sec.gov.

ITEM 1A - RISK FACTORS

In evaluating our business you should carefully consider the risk factors discussed below in addition to the other information in this Annual Report. Any of these factors could materially and adversely affect our business, results of operations, and financial condition. It is not possible to identify or predict all such factors and, therefore, you should not consider these risks to be a complete statement of all the uncertainties we face.

Risks Relating To Our Business

A significant portion of our sales is attributable to a few major customers and we cannot control the amount of products they purchase from us.

Ten customers accounted for 78% of our fiscal 2010 net sales, including Walmart which accounted for 47% of our net sales. A decision by Walmart or any other major customer, whether motivated by competitive conditions, financial difficulties or otherwise, to significantly change the amount of merchandise purchased from us, or to change the manner of doing business with us, could have a significant effect on our results of operations and financial position. We attempt to mitigate this exposure by selling our products to a variety of retail customers throughout North America.

We do not maintain long-term contracts with our customers and are unable to control their purchasing decisions.

Like most companies in our industry, we do not enter into long-term contracts with our customers. As a result, we have no contractual leverage over their purchasing decisions. A determination by a major customer to decrease the amount of products it purchases or to discontinue carrying our products could have a material adverse effect on our operations.

Direct sales to customers by suppliers could negatively impact our sales.

Certain third-party manufacturers have increasingly marketed and sold products to retailers directly, instead of through companies such as ours. We believe we provide significant value-added services through our design programs and our ability to tailor products for specific customers and demographic groups; however, if our customers decide to increase their level of purchases directly from third-party manufacturers, our sales could be negatively impacted.

We extend unsecured credit to our customers and are subject to potential financial difficulties they may face.

We extend credit to our department and retail store customers based on an evaluation of their financial condition and generally do not require collateral from our customers. If a customer experiences financial difficulties, we may need to curtail our sales to that customer or be subject to increased risk of nonpayment. This risk increases if distressed customers are forced to file for bankruptcy. If we are unable to collect our accounts receivable from a distressed customer, our operating results would be negatively impacted.

The loss of certain of our license agreements could result in the loss of significant sales.

Our fiscal 2010 net sales included $34.2 million of licensed brand name sales, including $15.6 million and $14.9 million of Wrangler® belts and totes® gifts, respectively. If we fail to comply with the terms of our license agreements, or to protect against infringement, such failure could have a material adverse effect on our business. In addition, certain of our license agreements require minimum royalty payments, regardless of the level of sales of the licensed products. In the event royalty commitments under these agreements exceed the revenues generated by sales of the licensed products, our operating results would be negatively impacted.

The Wrangler® licenses assumed from Chambers in July 2009 either expired in fiscal 2010 or are set to expire in fiscal 2011. As a result, if we are unable to continue to sell to retail partners through additional private label products under other trade names, our ability to achieve expected annual net sales from the Chambers acquisition could be jeopardized and the carrying value of the assets acquired from Chambers might become impaired. Because a significant retail partner began ordering additional private label products from us under other trade names during fiscal 2010, we do not expect the expiration of the Wrangler® licenses to have a significant impact on our operations.

Distribution problems could delay product shipments.

Our inventory management and product distribution processes are highly dependent on the computer hardware and software which support these functions. Extended electric power, telecommunication, or internet outages, or a catastrophic loss of the hardware and software, could preclude timely delivery of products to our customers and result in a loss of sales.

The loss of, or problems with, third-party manufacturers could adversely impact our operations.

Most of our products are manufactured by independent, third-party suppliers in China, the Dominican Republic, India, Italy, Mexico, and Taiwan. We have no long-term contracts with these manufacturers and conduct business on a purchase-order basis. We compete with other companies for the production capacity and facilities of these manufacturers. Our future success depends on our ability to maintain relationships with our current suppliers and to identify other suppliers and develop relationships with those who can meet our quality standards. If our quality standards are compromised, our customer relationships could be negatively affected.

Our business is dependent on our ability to maintain proper inventory levels.

In order to meet the demands of our customers, we must maintain certain levels of inventory of our products. If our inventory levels exceed customer demand, we may be required to write-down unsold inventory or sell the excess at discounted or close-out prices. Such actions could significantly impact our operating results and financial condition, and could result in the diminution of the value of our brands. If we underestimate consumer demand for our products or if we are not able to obtain products in a timely manner, we may experience inventory shortages. If we are unable to fill customer orders, our relationships with our customers could be damaged and our business could be adversely affected. See "Our business is highly subject to consumer preferences and fashion trends" below.

Price increases by our suppliers could negatively affect our operating results.

Most of our products are purchased from third-party suppliers. If our suppliers increase their prices, and we are not able to increase our selling prices, our gross margin and operating results would be materially impacted.

Risks Relating To Our Industry

Our business is highly subject to consumer preferences and fashion trends.

Our industry is driven largely by fashion trends and consumer preferences and our success is dependent on our ability to anticipate and respond to these factors. While we devote considerable time and resources to gauging consumer, lifestyle, and fashion trends which affect the accessories market, any failure on our part to identify and respond to relevant trends could adversely affect acceptance of our products and brands and adversely impact our sales. If we fail to properly gauge fashion and consumer trends, we could be faced with a significant amount of inventory which might only be sold at distressed prices. See "Our business is dependent on our ability to maintain proper inventory levels" above.

Our industry is highly competitive and subject to pricing pressures that could adversely affect our financial position.

The accessories industry is highly fragmented and highly competitive. We compete with numerous manufacturers, importers, and distributors who may have greater resources and our results of operations and market position may be adversely affected by our competitors and their competitive pressures. In addition, from time to time, we must adjust our prices to respond to industry-wide pricing pressures. Our financial performance could be negatively impacted by these pricing pressures if we are forced to reduce prices and cannot also reduce procurement costs, or if our procurement costs increase and we cannot increase our prices.

Our industry is highly subject to economic cycles and retail industry conditions.

Our business is highly subject to general economic cycles and retail industry conditions. When general economic conditions are lower, consumers are often hesitant to use discretionary income to purchase fashion accessories. Any significant declines in general economic conditions or uncertainties regarding future economic prospects that may affect consumer spending habits could adversely affect our business.

The volatility and disruption in the capital and credit markets over the last two years have had a significant adverse impact on global economic conditions resulting in significant recessionary pressures and declines in consumer confidence and economic growth. The economic crisis has had and may continue to have a negative impact on our business which could result in:

- reduced consumer spending and demand for our products;
- increased consolidation in the retail industry;
- increased price competition for our products;
- increased risk of unsaleable inventories; and
- increased risk in the collectibility of accounts receivable from our customers.

These potential effects are difficult to forecast and mitigate. As a consequence, our operating results for a particular period are difficult to predict and, therefore, prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing effects could have a material adverse effect on our business, results of operations, and financial condition and could adversely affect the market price of our common stock.

Consolidation in the retail industry may negatively impact our operations.

There has been a significant amount of consolidation in the retail industry in recent years which has been accelerated by recent economic trends. This consolidation may result in factors which could negatively impact our business, such as:

- store closures;
- increased customer leverage over suppliers, resulting in lower product prices or lower margins;
- tighter inventory management on the part of the customer, resulting in lower inventory levels and decreased orders; and
- a greater exposure to customer credit risk.

Risks Relating To International Operations

We source most of our products from foreign countries.

Our transactions with our foreign manufacturers and suppliers are subject to the risks of doing business abroad, including potential political and economic disruptions. Imports into the United States could be affected by, among other things, the cost of transportation and the possible imposition of import duties and restrictions. The United States, Canada, China, Mexico and other countries in which our products are manufactured could impose new quotas, tariffs, or other restrictions, or adjust presently prevailing quotas, duty, or tariff levels, which could affect our operations and our ability to import products at current or increased levels.

Fluctuations in foreign currencies could adversely impact our financial condition.

We generally purchase our products in transactions utilizing U.S. dollars. Because we acquire most of our products from foreign countries, the cost of those products may be impacted by changes in the value of the currency of the source country. Changes in the value of the Chinese Yuan, in particular, may have a material impact on our costs due to our reliance on Chinese manufacturing operations. Changes in the currency exchange rates may also affect the relative prices at which we and our foreign competitors sell products in the same market.

Risks Relating To Our Company

Our business depends on a limited number of key personnel. The loss of any one of these individuals could disrupt our business.

Our continued success is highly dependent upon the personal efforts and abilities of our senior executives. Except for the change of control and severance agreements with our chief executive officer, we do not have employment or similar contracts with, or maintain key-person insurance on the lives of, any of our senior executives, and the loss of any one of them could disrupt our business.

We are dependent on the creative talent of our designers and the effectiveness of our sales personnel.

Sales of our products are highly dependent on their marketplace acceptance, which is driven by current styles and fashion trends, and our marketing abilities. If we were unable to hire and retain employees having exceptional creative talent and marketing skills, our sales would be adversely affected.

ITEM 1B - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2 - PROPERTIES

We own and lease facilities in the United States and lease facilities in Canada and Hong Kong. We believe our properties are adequate and suitable for the particular uses involved. The following table summarizes our properties:

Facility Location	Use	Form of Ownership
Yoakum, Texas - 4 facilities [1]	Office and warehouses	Own
West Bend, Wisconsin	Warehouse held for sale and leased to third parties	Own
Scarborough, Ontario, Canada	Manufacturing and distribution center	Lease
Dallas, Texas	Corporate office and distribution centers	Lease
Denver, Colorado	Showroom	Lease
Los Angeles, California	Office	Lease
New York, New York	Office and showroom	Lease
Kowloon, Hong Kong	Office	Lease

[1] Three of the Yoakum, Texas facilities are vacant and were classified as held for sale as of August 2010.

As of June 30, 2010 we owned and leased 483,000 and 605,000 square feet of warehouse and office space, respectively.

ITEM 3 - LEGAL PROCEEDINGS

We are not involved in any material pending legal proceedings, other than ordinary routine litigation incidental to our business.

ITEM 4 – (Removed and Reserved)

PART II

ITEM 5 - MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Principal Market For Our Common Stock

The principal market for our common stock is The NASDAQ Global Market where it is listed under the symbol "TBAC." The high and low sales prices for our common stock for each quarterly period within the two most recent fiscal years as reported on NASDAQ were:

	Fiscal 2010		Fiscal 2009	
Quarter Ended	High	Low	High	Low
September 30	$4.27	$1.85	$6.34	$2.38
December 31	$4.61	$2.90	$5.00	$1.25
March 31	$4.05	$2.80	$2.50	$1.35
June 30	$4.94	$3.49	$3.18	$1.49

Stockholders of Record

As of August 25, 2010, we had approximately 528 stockholders of record.

Dividends

No dividends were declared in fiscal 2010. We declared and paid the following dividend in fiscal 2009:

Declaration Date	Record Date	Payable Date	Per Share
August 19, 2008	September 30, 2008	October 17, 2008	$0.04

No dividends have been paid since October 2008 in order to preserve capital and enhance financial flexibility. The payment of dividends in the future will be at the discretion of our board of directors and will depend on our profitability, financial condition, capital needs, future prospects, contractual restrictions, and other factors deemed relevant by our board of directors. In addition, payment of any future dividends requires the approval of our lender, in its sole discretion, pursuant to the terms of our credit facility.

Stock Available Under Equity Compensation Plans

The following table provides information regarding the number of shares of our common stock that may be issued on exercise of outstanding stock options or vesting of performance units under our existing equity compensation plans as of June 30, 2010, which include:

- 1997 Employee Stock Option Plan;
- Nonqualified Formula Stock Option Plan for Non-Employee Directors;
- 2002 Omnibus Plan;
- 1995 Stock Deferral Plan for Non-Employee Directors; and
- Nonqualified stock option agreements with certain non-employee directors.

Plan Category	(A) Number of Securities To Be Issued upon Exercise Of Outstanding Options, Warrants And Rights	(B) Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights	(C) Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (A))
Equity Compensation Plans Approved by Stockholders	915,100 [(1)]	$10.06 [(2)]	97,033 [(3)]
Equity Compensation Plans Not Approved by Stockholders	15,000 [(4)]	$ 6.09	-
Total	930,100	$ 9.91 [(2)]	97,033

(1) Includes options to purchase common stock under the following plans:

- 1997 Employee Stock Option Plan – 127,500 shares;
- Nonqualified Formula Stock Option Plan for Non-Employee Directors – 23,850 shares; and
- 2002 Omnibus Plan – 209,763 shares.

Also includes up to 553,987 shares under the 2002 Omnibus Plan issuable on vesting of outstanding performance units following the end of the July 1, 2008 to June 30, 2011 and July 1, 2009 to June 30, 2012 performance cycles if we achieve the maximum performance goal.

(2) Calculation of weighted-average exercise price does not include performance unit shares under the 2002 Omnibus Plan because they have no exercise price.

(3) Includes 28,375 shares of common stock issuable under the 1995 Stock Deferral Plan for Non-Employee Directors and 68,658 shares of common stock issuable under the 2002 Omnibus Plan. Upon adoption of the 2002 Omnibus Plan, the number of shares authorized and reserved for issuance under our previously existing stock option plans were transferred to the 2002 Omnibus Plan and are presently authorized and reserved for issuance under that plan. All shares of common stock authorized and reserved for issuance on the exercise of outstanding stock options under our previous stock option plans and the 2002 Omnibus Plan will, on the cancellation or expiration of any such stock options, automatically be authorized and reserved for issuance under the 2002 Omnibus Plan.

(4) Includes stock options to purchase an aggregate of 15,000 shares of common stock under nonqualified stock option agreements for non-employee directors dated October 16, 2001 with Dr. James F. Gaertner (4,250), Gene Stallings (4,250), Roger R. Hemminghaus (2,500), and Colombe M. Nicholas (4,000). These options became fully vested six months after the grant date and expire on October 16, 2011.

Stock Repurchases

We did not repurchase any shares of our common stock during the fourth quarter of fiscal 2010.

ITEM 6 - SELECTED FINANCIAL DATA

Not applicable.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Item 7 should be read in the context of the information included elsewhere in this Annual Report including our consolidated financial statements and accompanying notes in Item 8 of this Annual Report.

OVERVIEW

We are organized along product categories and have two reportable segments: (1) accessories, which includes belts and small leather goods, eyewear, neckwear, and sporting goods and (2) gifts.

The overall negative retail environment and general economic conditions which the global economy began to experience over two years ago are showing signs of modest improvement, but there seems to be little consensus on when a complete economic recovery may occur. Like most companies in the retail industry, our net sales, and resulting profitability, have been severely impacted beginning in fiscal 2008. Our customers continue to take a very conservative approach toward replenishing inventory in this environment. As a result, we have made the necessary adjustments internally to respond to these indications, and we continue to work closely with our retail partners to develop products and programs to fit their needs and the current environment.

Due to a decline in sales on certain of our trade names during fiscal 2010, we were required to assess the assets for impairment. Based upon expected future sales, we determined that no impairment existed, however, if actual future sales are less than expected, an impairment may be recorded in future periods.

In connection with the consolidation of our operations in Yoakum, Texas into our Dallas, Texas distribution facility and other organizational restructuring actions, we recorded charges for termination payments ($1.0 million), relocation costs ($579,000) and other costs ($600,000).

For the year, we had net income of $1.2 million, or $0.17 per share. In fiscal 2009, we had a net loss of $15.1 million, or $2.18 per share.

The following table presents sales and gross margin data for our business segments (in thousands of dollars). Other financial information about our segments is incorporated herein by reference to Note 6 of the notes to consolidated financial statements included in Item 8 of this Annual Report.

	2010	2009
Net sales:		
Accessories	$119,987	$106,153
Gifts	21,900	22,864
	$141,887	$129,017
Gross margin:		
Accessories	$ 43,942	$ 33,384
Gifts	8,520	6,287
	$ 52,462	$ 39,671
Gross margin percent of sales:		
Accessories	36.6%	31.4%
Gifts	38.9	27.5
Total	37.0	30.7
Operating expenses:		
Accessories	$ 12,546	$ 14,288
Gifts	4,231	6,218
	$ 16,777	$ 20,506

The following presents selling, general and administrative expenses ("SG&A"), depreciation and amortization, and our interest expenses which are not directly allocated to one of our segments (in thousands of dollars).

	2010	2009
Selling, general and administrative expenses (unallocated)	$ 33,743	$ 31,873
Restructuring charges	2,197	774
Acquisition related costs	877	-
Depreciation and amortization	2,886	1,912
Interest Expense	971	636

Our sales are generally affected by changes in demand for our product categories (volume) as well as customer allowances and returns. Sales volume also can impact our gross margins in terms of product mix between mass merchant retailers, which typically sell product at lower price points than department stores, and specialty retailers. The components of our cost of goods sold and SG&A are described in Note 2 of the notes to consolidated financial statements included in Item 8 of this Annual Report and incorporated herein by reference. We include the costs related to our distribution network in SG&A while others may include all or a portion of such costs in their cost of goods sold. Consequently, our gross margins may not be comparable to others.

The following table presents net sales for each of our product categories (in thousands of dollars).

	2010		2009	
Belts	$ 94,337	66.5%	$ 74,407	57.7%
Gifts	21,900	15.4	22,864	17.7
Small Leather Goods	16,494	11.6	22,220	17.2
Other	9,156	6.5	9,526	7.4
	$141,887		$129,017	

Operationally, our most significant accomplishments in fiscal 2010 were:

- maintaining gross margins and controlling SG&A expenses for fiscal 2010 as organic net sales (excluding sales attributable to the Chambers acquisition) declined from fiscal 2009;
- acquiring certain assets of Chambers and integrating the business into our operations; and
- consolidating our facilities, including relocating our headquarters from Arlington, Texas to our existing Dallas distribution center and relocating distribution facilities from Yoakum, Texas to Dallas, Texas.

2010 COMPARED TO 2009

Net Sales and Gross Margins

Our $141.9 million fiscal 2010 net sales were 10.0% higher than the prior year with an improved gross margin of 37.0%. The 30.7% gross margin in fiscal 2009 on net sales of $129.0 million included an inventory write-down effect of 5.4 percentage points.

Accessories segment net sales of $120.0 million in fiscal 2010 were 13.0% above the $106.2 million in fiscal 2009 primarily due to strong belt sales attributable to the Chambers acquisition ("Chambers Sales") of $34.6 million. The accessories segment net sales increase driven by Chambers Sales was offset by lower sales due to our fiscal 2009 inventory SKU rationalization program which reduced sales of low margin and low volume products, lost sales in fiscal 2010 to customers who suffered severe financial difficulties, including bankruptcy in 2009, and reduced inventory assortments at certain customers.

Gross margin dollars in fiscal 2010 generally were higher as the result of Chambers Sales ($12.4 million gross margin dollars in fiscal 2010) and a $6.9 million inventory write-down from the prior year which negatively impacted the prior year margin percentage by 5.4 percentage points. The margin percentage of net sales for our accessories segment in fiscal 2010 improved by 5.2 percentage points over fiscal 2009 due to the inventory write-down in the prior year ($5.6 million, or 5.3 margin percentage points). The margin percentage of net sales for our gifts segment in fiscal 2010 improved by 11.4 percentage points over fiscal 2009 due to the inventory write-down in the prior year ($1.3 million, or 5.8 margin percentage points) and improved product sourcing ($1.6 million, or 6.9 margin percentage points).

Operating Expenses

Total segment operating expenses in fiscal 2010 of $16.8 million were more than $3.7 million lower than the prior year ($20.5 million) primarily due to lower distribution and salaries and benefits costs in fiscal 2010 and a $1.3 million lower doubtful accounts receivable provision.

Total SG&A of $50.5 million for fiscal 2010 was $1.9 million less than that incurred in 2009 ($52.4 million). The reductions were primarily due to decreases in expenses such as bad debt provisions, salaries and benefits, travel and professional services. We incurred acquisition related costs of $289,000 during the first quarter of fiscal 2010 in connection with the Chambers transaction. As further described in Note 4 of the notes to the consolidated financial statements in Item 8 of this Annual Report, incorporated herein by reference, we recognized an additional $588,000 of acquisition related costs in the third and fourth quarters of fiscal 2010.

Depreciation and amortization for fiscal 2010 was $974,000 higher than in 2009 as a result of acquiring the customer list and equipment in the Chambers transaction and from capital expenditures relating to our Dallas, Texas facility.

Interest And Taxes

Interest expense for fiscal 2010 was $335,000 higher than that incurred in 2009. This increase was primarily attributable to higher debt cost amortization and higher outstanding borrowings under our credit facility and the Chambers acquisition earn-out liability discount amortization of $141,000.

The carryback of our fiscal 2008 net operating loss as the result of the *Worker, Homeownership, and Business Assistance Act of 2009*, which became law in November 2009, resulted in $4.4 million of refundable income taxes paid for the fiscal 2003-2005 period which was collected in fiscal 2010.

Because we incurred a net loss in fiscal 2008 and fiscal 2009, we have a remaining federal income tax net loss carryover of $33.6 million expiring in 2029 and 2030.

Our effective income tax rates were a negative 138.7% and 3.6% in fiscal 2010 and fiscal 2009, respectively. In both years the benefits of the 34% federal statutory rate applied to our pretax losses were offset by deferred tax valuation allowances (fiscal 2010 – 45.7%; fiscal 2009 - 39.2%). The valuation allowances are recorded on our deferred tax assets because we have experienced cumulative operating losses over the past three years. Ultimate realization of the deferred tax assets is dependent on the generation of future taxable income during the periods in which temporary differences become deductible.

LIQUIDITY AND CAPITAL RESOURCES

Our operating activities provided cash of $2,000 in fiscal 2010 compared to $3.5 million in fiscal 2009. This difference is primarily due to higher inventory levels to support the increased net sales driven by the Chambers acquisition and the timing of advance payments for inventory which represented uses of cash of $4.6 million and $1.9 million, respectively. Accounts payable was higher due to timing of payments as we continue to improve days of working capital. Reductions in accrued expenses and accounts receivable were achieved through lower salaries and benefits and a reduction in the bad debt reserve as a result of improved collections and fewer customers with financial troubles. Our fiscal 2010 and 2009 operating activities included $4.4 million and $1.2 million in income tax refunds received, respectively.

Investing activities related to the Chambers transaction consisted of the $5.0 million estimated present value of an earn-out agreement, a noncash financing activity, and $3.9 million in cash from operating activities paid for the assets listed in Note 4 of the notes to the consolidated financial statements in Item 8 of this Annual Report incorporated herein by reference. Purchases of property and equipment in fiscal 2010 were primarily related to the move of our corporate offices in December 2009 and the consolidation of our distribution facilities into our lower-cost Dallas, Texas distribution facility. We also recorded property and equipment sale proceeds of $804,000 in fiscal 2010 primarily from the sale of a warehouse in Yoakum, Texas, which resulted in a $339,000 pretax gain included in other income. In January 2010, $1.8 million of assets held in a trust for retired executive officers were fully liquidated and payment of the proceeds to the retirees reduced other current assets and accrued expenses. In fiscal 2009, $1.1 million was contributed to the trust.

Financing activities included credit facility net borrowings of $9.4 million in fiscal 2010 compared with a $363,000 net payment in fiscal 2009. The increase over the prior year was primarily due to borrowings related to the Chambers transaction and to fund our investing activities. Dividend payments were suspended in December 2008 in light of the ongoing decline in economic conditions in order to preserve capital and enhance our financial flexibility for investing in key growth initiatives. The dividend suspension will be reassessed on an ongoing basis.

Our primary sources of liquidity are cash flows from operating activities and our credit facility, which we believe will provide adequate financial resources for our future working capital needs. We amended our credit facility effective May 10, 2010 to extend its term to October 2012, expand our ability to acquire fixed assets, and to adjust the tangible net worth financial covenant.

Information about our U.S. and Canadian credit facilities is incorporated herein by reference to Note 5 of the notes to the consolidated financial statements included in Item 8 of this Annual Report. At June 30, 2010, we had $8.7

million borrowing availability and $9.2 million in outstanding borrowings under our U.S. facility and $1.1 million borrowing availability and $230,000 in outstanding borrowings under our Canadian facility.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES

We use estimates throughout our consolidated financial statements. We consider an accounting estimate to be critical if: (1) the estimate requires us to make assumptions about matters that are highly uncertain at the time the estimate is made or (2) changes in the estimate are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We have discussed the development and selection of these critical accounting estimates with the Audit Committee of our board of directors. In addition there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates could have a material impact on our operations and financial position.

The accounting policies and estimates we consider most critical are presented below.

Revenues and Accounts Receivable Allowances

Sales are recognized when merchandise is shipped and title to the goods has passed to the customer. We record allowances, including cash discounts, in-store customer allowances, cooperative advertising allowances, and customer returns, as a reduction of sales based upon historical experience, current trends in the retail industry, and individual customer and product experience. Actual returns and allowances may differ from our estimates and differences would affect the operating results of subsequent periods.

Sensitivity Analysis The following table presents the estimated effect of the indicated increase (decrease) in our net sales, based on fiscal 2010 net sales of $141.9 million, on our allowance for doubtful accounts and customer allowance dollars (in thousands except per share amounts). Changes in general economic conditions, trends and developments within our industry, or situations unique to specific customers could result in significant fluctuations in the actual effects of these estimates.

	Sales Change	Allowances Reserves	Expense	Earnings Per Share
Change in customer allowances and returns	+/- 0.5%	$709 / $(709)	$709 / $(709)	$(0.07) / $0.07
Change in allowance for doubtful accounts	+/- 0.125	177 / (177)	177 / (177)	(0.02) / 0.02

Inventories

Inventories are stated at the lower of cost (principally standard cost which approximates actual cost on a first-in, first-out basis) or market. Cost includes the direct cost of purchased products and, for manufactured products, materials, direct and indirect labor, and factory overhead. Market, with respect to raw materials, is replacement cost and, with respect to work-in-process and finished goods, is net realizable value. In our assessment of the value of inventory, we monitor retailer sell-through rates, fashion trends, and the accumulation of excess inventory. Our assessment is both a quantitative measurement (e.g., the use of metrics such as the number of months supply on hand) and qualitative measurement (e.g., the ability to utilize certain styles in current and future programs). In general we have relationships with off-price store customers that will purchase excess inventory at discounted prices and we have been able to realize values at or above the lower of cost or market values at which we carry our inventories. If circumstances arise in which the market value of items in inventory declines below cost, an inventory markdown is estimated and charged to expense in the period identified. If we incorrectly anticipate these trends or if unexpected events occur, our results of operations could be materially affected.

Sensitivity Analysis The effect of a 1% write-down in the value of our inventory as of June 30, 2010 would be (dollars in thousands except per share amounts):

	Percentage Of Inventory	Inventory	Expense	Earnings Per Share
Change in inventory write-down	-1%	$(314)	$314	$(0.03)

Uncertain Tax Positions

Tax liabilities, together with interest and applicable penalties, are recognized for the benefits of uncertain tax positions in the financial statements which more likely than not may not be realized. We review the appropriateness of items of revenue or expense excluded or included in our tax returns and the requirements for filing returns with jurisdictions which may have laws requiring us to file tax returns. Failure to recognize a tax liability for the benefits of an uncertain tax position which ultimately is not realized could materially affect our financial position and results of operations.

Share-Based Compensation

The fair values of restricted stock and performance unit grants payable in stock are estimated to be the market price of our common stock on the grant dates and, for performance units, reduced by the present value of estimated future dividends. The assumptions we use to estimate the fair value of our stock options are based on historical information and current economic conditions. Estimated fair values increase if the expected dividend yield decreases and the other assumptions increase. Neither the grant-date market values of our stock nor the resulting output of the Black-Scholes option-pricing model using our assumptions may be the value ultimately realized by our directors and employees or accurately measure the tax benefits we may realize.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

The information in Note 2 of the notes to the consolidated financial statements included in Item 8 of this Annual Report is incorporated herein by reference.

ITEM 7A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Tandy Brands Accessories, Inc.

We have audited the accompanying consolidated balance sheets of Tandy Brands Accessories, Inc. and subsidiaries as of June 30, 2010 and 2009, and the related consolidated statements of operations, cash flows, and stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tandy Brands Accessories, Inc. and subsidiaries at June 30, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas
August 26, 2010

Tandy Brands Accessories, Inc. And Subsidiaries
Consolidated Balance Sheets
(in thousands)

	June 30	
	2010	**2009**
Assets		
Current assets:		
Cash and cash equivalents	$ 830	$ 2,454
Restricted cash	1,333	1,216
Accounts receivable	18,630	19,566
Inventories	31,371	23,022
Other current assets	8,114	8,282
Total current assets	60,278	54,540
Property and equipment, net	8,658	3,776
Other assets:		
Intangibles	5,717	2,742
Other assets	879	908
Total other assets	6,596	3,650
	$75,532	$61,966
Liabilities And Stockholders' Equity		
Current liabilities:		
Accounts payable	$13,497	$ 9,369
Accrued compensation	3,202	5,932
Accrued expenses	1,795	2,124
Note payable	9,425	-
Total current liabilities	27,919	17,425
Other liabilities	3,793	2,825
Commitments and contingencies (see Note 7)		
Stockholders' equity:		
Preferred stock, $1.00 par value, 1,000 shares authorized, none issued	-	-
Common stock, $1.00 par value, 10,000 shares authorized, 6,933 shares and 7,037 shares issued and outstanding	6,933	7,037
Additional paid-in capital	34,172	34,867
Retained earnings (deficit)	1,158	(56)
Other comprehensive income	1,557	984
Shares held by Benefit Restoration Plan Trust	-	(1,116)
Total stockholders' equity	43,820	41,716
	$75,532	$61,966

The accompanying notes are an integral part of these consolidated financial statements.

Tandy Brands Accessories, Inc. And Subsidiaries
Consolidated Statements Of Operations
(in thousands except per share amounts)

	Year Ended June 30	
	2010	**2009**
Net sales	$141,887	$129,017
Cost of goods sold	89,425	82,417
Inventory write-down	-	6,929
	89,425	89,346
Gross margin	52,462	39,671
Selling, general and administrative expenses	50,520	52,379
Depreciation and amortization	2,886	1,912
Acquisition related costs	877	-
Restructuring charges	2,197	774
Total operating expenses	56,480	55,065
Operating loss	(4,018)	(15,394)
Interest expense	(971)	(636)
Other income	474	350
Acquisition bargain purchase gain	1,379	-
Loss before income taxes	(3,136)	(15,680)
Benefit from income taxes	(4,350)	(569)
Net income (loss)	$ 1,214	$ (15,111)
Income (loss) per common share	$ 0.18	$ (2.18)
Income (loss) per common share assuming dilution	$ 0.17	$ (2.18)
Cash dividends declared per common share	$ -	$ 0.04
Common shares outstanding	6,931	6,937
Common shares outstanding assuming dilution	7,086	6,937

The accompanying notes are an integral part of these consolidated financial statements.

Tandy Brands Accessories, Inc. And Subsidiaries
Consolidated Statements Of Cash Flows
(in thousands)

	Year Ended June 30	
	2010	**2009**
Cash flows provided by operating activities:		
Net income (loss)	$ 1,214	$(15,111)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Inventory write-down	-	6,929
Deferred income taxes	136	(418)
Acquisition bargain purchase gain	(1,379)	-
Contingent consideration revaluation	588	-
Depreciation and amortization	2,968	1,944
Doubtful accounts receivable provision	(205)	1,113
Stock compensation expense	605	195
Amortization of debt costs	259	233
Other	(212)	(453)
Change in assets and liabilities:		
Accounts receivable	1,206	688
Inventories	(4,551)	5,443
Other assets	(1,915)	2,392
Accounts payable	4,081	(668)
Accrued expenses	(2,793)	1,233
Net cash provided by operating activities	2	3,520
Cash flows used for investing activities:		
Acquisition	(3,921)	-
Purchases of property and equipment	(5,083)	(538)
Sales of property and equipment	804	428
Liquidation (funding) supplemental executive retirement plan	1,812	(1,060)
Net cash used for investing activities	(6,388)	(1,170)
Cash flows provided (used) by financing activities:		
Stock purchase program withdrawals	-	(145)
Dividends paid	-	(564)
Change in cash overdrafts	27	(230)
Change in restricted cash	-	(359)
Acquisition earn-out payments	(4,747)	-
Net note borrowings (payments)	9,425	(363)
Net cash provided (used) by financing activities	4,705	(1,661)
Effect of exchange-rate changes on cash and cash equivalents	57	(108)
Net (decrease) increase in cash and cash equivalents	(1,624)	581
Cash and cash equivalents beginning of year	2,454	1,873
Cash and cash equivalents end of year	$ 830	$ 2,454
Supplemental cash flow information:		
Interest paid	$ 497	$ 460
Income taxes refunded, net	$ (4,175)	$ (698)
Noncash investing and financing activities:		
Acquisition and acquisition earn-out	$ 5,036	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Tandy Brands Accessories, Inc. And Subsidiaries
Consolidated Statements Of Stockholders' Equity
(in thousands except per share amounts)

	Common Stock		Additional Paid-In Capital	Retained (Deficit) Earnings	Other Comprehensive Income	Shares Held By Benefit Restoration Plan Trust	Total Stockholders' Equity
	Shares	Amount					
Balance June 30, 2008	7,049	$7,049	$34,840	$15,337	$1,666	$(1,014)	$57,878
Comprehensive (loss):							
Net (loss)	-	-	-	(15,111)	-	-	(15,111)
Currency translation adjustments	-	-	-	-	(682)	-	(682)
							(15,793)
Cash dividends declared - $0.04 per share	-	-	-	(282)	-	-	(282)
Stock Purchase Program withdrawals	(25)	(25)	(120)	-	-	-	(145)
Share-based compensation	13	13	147	-	-	-	160
Benefit Restoration Plan Trust shares purchased	-	-	-	-	-	(102)	(102)
Balance June 30, 2009	7,037	$7,037	$34,867	$ (56)	$ 984	$(1,116)	$41,716
Comprehensive income:							
Net income	-	-	-	1,214	-	-	1,214
Currency translation adjustments	-	-	-	-	573	-	573
							1,787
Share-based compensation	21	21	304	-	-	-	325
Benefit Restoration Plan Trust shares cancelled	(125)	(125)	(999)	-	-	1,116	(8)
Balance June 30, 2010	6,933	$6,933	$34,172	$ 1,158	$ 1,557	$ -	$43,820

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Overview

The Company
We are a leading designer and marketer of branded men's, women's and children's accessories, including belts, gifts, small leather goods, eyewear, neckwear, and sporting goods. Our merchandise is marketed under a broad portfolio of nationally recognized licensed and proprietary brand names, as well as private brands for major retail customers. We sell our products through all major retail distribution channels throughout North America, including mass merchants, national chain stores, department stores, men's and women's specialty stores, catalog retailers, grocery stores, drug stores, golf pro shops, sporting goods stores, and the retail exchange operations of the United States military.

Basis Of Presentation
The preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles requires the use of estimates that affect the reported value of assets, liabilities, revenues, and expenses. These estimates are based on historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for our conclusions. We continually evaluate the information used to make these estimates as the business and economic environment changes, including evaluation of events subsequent to our fiscal year end through the financial statements issuance date. Actual results may differ from these estimates under different assumptions or conditions. Such differences could have a material impact on our future financial position, results of operations, and cash flows.

The consolidated financial statements include the accounts of the Company and our subsidiaries, all of which are wholly owned. Intercompany accounts and transactions have been eliminated in consolidation. Certain amounts have been reclassified in the fiscal 2009 financial statements to conform to the fiscal 2010 presentation, including reclassification of restricted cash.

Foreign Currency Translation
The functional currency for our foreign subsidiary is the Canadian dollar. Its assets and liabilities are translated into U.S. dollars at the exchange rates in effect at each balance sheet date, and resulting translation gains or losses are accumulated in other comprehensive income as a separate component of stockholders' equity. Revenue and expenses are translated at monthly average exchange rates.

Note 2 - Summary Of Significant Accounting Policies

Fair Values
We measure fair values using unadjusted quoted prices in active markets (Level 1 inputs), quoted prices for similar instruments in active or inactive markets, or other directly-observable factors (Level 2 inputs), or our assumptions about the assumptions market participants would use (Level 3 inputs). Our financial instruments consist primarily of cash, trade receivables and payables, and our credit facility. The carrying values of cash and trade receivables and payables are considered to be representative of their respective fair values. Our credit facility bears interest at floating market interest rates; therefore, we believe the fair value of amounts borrowed approximates the carrying value as our credit rating is not materially different from when we entered into the agreement. We measure the earn-out contingent consideration based on estimated net sales and present value discount rates.

The following table presents the assets and liabilities we measure at fair value each reporting period, the measurement input level, and their classification in our financial statements (in thousands).

	Fair Value Level	June 30 2010	June 30 2009
Supplemental executive retirement obligation trust included in other current assets	1	$ -	$1,705
Supplemental executive retirement obligation included in accrued expenses	1	-	1,705
Acquisition earn-out	3	364	-

Changes in the fair value of our acquisition earn-out contingent consideration obligation were (in thousands):

July 9, 2009	$ 4,373
Contingent consideration revaluation	588
Payments	(4,747)
Expense	150
June 30, 2010	$ 364

Cash And Cash Equivalents
We consider cash on hand, deposits in banks, and short-term investments with original maturities of less than three months as cash and cash equivalents.

Restricted Cash
Under our Canadian subsidiary's credit facility, we are currently required to maintain on deposit with the lender a compensating balance of CAD $1.4 million in fiscal 2010 (U.S. $1.3 million) and fiscal 2009 (U.S. $1.2 million), and CAD $1.0 million in fiscal 2008 (U.S. $982,000). The compensating balance held with the lender consists of time deposits with original maturities of less than three months. The credit facility does not have a specified maturity date and can be cancelled without penalty at the discretion of the Company or the lender at any time.

Accounts Receivable and Allowances
We perform periodic credit evaluations of our customers' financial conditions and reserve against accounts deemed uncollectible based upon historical losses and customer specific events. After all collection efforts are exhausted and an account is deemed uncollectible, it is written off against the allowance for doubtful accounts. Credit losses have historically been within our expectations and we generally do not require collateral.

Accounts receivable are net of an allowance for doubtful accounts, discounts and returns of $4.6 million and $4.4 million for fiscal 2010 and 2009, respectively.

Inventories
Inventories are stated at the lower of cost (principally standard cost which approximates actual cost on a first-in, first-out basis) or market. Cost includes the direct cost of purchased products and, for manufactured products, materials, direct and indirect labor, and factory overhead. Market, with respect to raw materials, is replacement cost and, with respect to work-in-process and finished goods, is net realizable value. Inventories consist of (in thousands):

	2010	2009
Raw materials	$ 2,319	$ 1,489
Work-in-process	351	68
Finished goods	28,701	21,465
	$31,371	$23,022

Advance payments for inventory of $3.3 million and $1.7 million are included in other current assets at June 30, 2010 and 2009, respectively.

Property And Equipment
Property and equipment are carried at cost less accumulated depreciation calculated using the straight-line method (in thousands):

	June 30		
	2010	2009	Depreciation Rates
Buildings	$ 3,660	$ 3,667	3%
Leasehold improvements	3,259	3,096	Lesser of lease term or asset life
Machinery and equipment	28,147	23,668	10% to 50%
	35,066	30,431	
Accumulated depreciation	(26,408)	(26,655)	
	$ 8,658	$ 3,776	

Depreciation expense: 2010 - $1,777 ; 2009 - $1,617

The net book value of accessories segment property and equipment no longer used in our operations is included in other current assets (2010 - $2.8 million; 2009 - $3.2 million) and is held for sale without expectation of incurring a loss; however, amounts actually realized from the sale of such property and equipment may differ from our estimates.

As a result of the completion of the consolidation of our Yoakum, Texas accessories segment operations into our Dallas, Texas distribution facility, in July 2010, $1.6 million of property and equipment located in Yoakum, Texas was no longer being used in our operations and was reclassified from property and equipment and included in other current assets. This property and equipment is held for sale without expectation of incurring a loss; however, amounts actually realized from the sale of such property and equipment may differ from our estimates.

Maintenance and repairs are charged to expense as incurred. Renewals and betterments which materially prolong the useful lives of the assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts and gains or losses are recognized in operations.

Intangibles And Impairment Of Long-Lived Assets
Finite-lived intangibles are amortized either using the straight-line method over their estimated useful lives (e.g., trade names) or using an undiscounted cash flows model (e.g., Chambers customer list).

We review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset might be impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to undiscounted future net cash flows they are expected to generate. If the undiscounted cash flows are less than the carrying amount, the impairment recognized is measured by the amount the carrying value of the assets exceeds their fair value.

Derivative Instruments
We did not have any significant derivative activities as of June 30, 2010 or 2009 and we do not enter into derivative investments for the purpose of speculative investment. Our overall risk management philosophy is re-evaluated as business conditions change.

Sales
Sales are recognized when merchandise is shipped and title to the goods has passed to the customer. We record allowances, including cash discounts, in-store customer allowances, cooperative advertising allowances, and customer returns, as a reduction of sales based upon historical experience, current trends in the retail industry, and individual customer and product experience. Actual returns and allowances may differ from our estimates and differences would affect the operating results of subsequent periods.

Costs And Expenses
Cost of goods sold includes our costs associated with the procurement and manufacture of inventory, such as the cost of inventory and raw materials purchased from overseas, costs of shipping from our suppliers, ticketing and labeling of product and, where applicable, labor and overhead related to our product manufacturing facilities. SG&A includes our costs related to activities incurred in the normal course of business which are not associated with the procurement or production of inventory. They also include costs associated with our distribution centers (2010 - $13.6 million; 2009 - $14.6 million). Those amounts include $2.1 million and $2.6 million of shipping and handling expenses in fiscal 2010 and 2009, respectively.

Advertising Costs
Advertising costs, consisting primarily of shows and conventions as well as display and print advertising, are expensed as they are incurred (2010 - $1.4 million; 2009 - $1.3 million).

Share-Based Compensation
Compensation expense for all share-based payments expected to vest is recognized on the straight-line basis over the requisite service period based on grant-date fair values.

Income Taxes
Deferred income taxes are recognized for the future income tax effects of differences in the carrying amounts of assets and liabilities for financial reporting and income tax return purposes using enacted tax laws and rates. A valuation allowance is recognized if it is more likely than not that some or all of a deferred tax asset may not be

realized. Tax liabilities, together with interest and applicable penalties included in the income tax provision, are recognized for the benefits of uncertain tax positions in the financial statements which more likely than not may not be realized.

Recent Accounting Pronouncements
Effective July 1, 2009, we adopted the accounting and reporting requirements of Financial Accounting Standards Board ("FASB") *Accounting Standards Codification* ("ASC"), *Business Combinations*, (ASC 805-10) originally issued by the FASB in December 2007 as Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations,* together with the guidance of FASB Staff Position No. 142-3, *Determination of the Useful Life of Intangible Assets*, (ASC 350-30-55) issued in April 2008. Together they require recognition of assets acquired and liabilities assumed at their fair values at the acquisition date using the acquisition method, including goodwill recognition as a residual or a gain from a bargain purchase. The new accounting pronouncements had no effect on previously acquired assets, liabilities, or goodwill, but the accounting for acquisitions after June 2009 differs from acquisitions before July 2009.

Note 3 - Significant Events

Fiscal 2010 Restructuring Charges
During the third quarter of fiscal 2010, we announced a plan to consolidate our operations in Yoakum, Texas into our Dallas, Texas distribution facility. In connection with the consolidation plan and other organizational restructuring actions, we recorded charges for termination payments ($1.0 million), relocation costs ($579,000) and other costs ($600,000). As of June 30, 2010, $562,000 of such unpaid costs were included in accrued expenses.

Fiscal 2010 Income Tax Refund
Pursuant to the *Worker, Homeownership, and Business Assistance Act of 2009*, which became law in November 2009, the carryback of our fiscal 2008 net operating loss resulted in $4.4 million of refundable income taxes paid for the fiscal 2003-2005 period. Repayment of the previous carryback of a portion of the fiscal 2008 loss to fiscal 2007 is offset by carrying back a portion of the fiscal 2009 net operating loss.

Fiscal 2009 Inventory Write-Down and Restructuring Charges
In January 2009, we announced an organizational restructuring plan designed to focus our product development efforts, build critical capabilities, increase flexibility to better serve our retail partners' needs and reduce operating expenses. Pursuant to our organizational restructuring plan, our management team determined it was in the best interest of the Company to allocate our resources to products with higher margins and larger shipping quantities. As a result of this focus, we implemented an aggressive product life-cycle management program and have moved away from low margin products with either small shipping quantities or slow turnover rates. To facilitate implementation of the product life-cycle management program, we decided to liquidate certain inventories requiring excessive resources by reducing selling prices or scrapping items which might be difficult to sell under current market conditions. Consequently, we recorded an $6.9 million noncash inventory write-down reflecting our best estimate of the market values we anticipate realizing based on our experiences selling through inventory liquidation channels. In connection with our organizational restructuring plan, we also recorded charges included in restructuring charges for termination payments ($558,000) and other costs ($216,000).

Note 4 – Acquisition

On July 9, 2009, we purchased from Chambers, a wholly-owned subsidiary of Phoenix Footwear Group, Inc., its intellectual property, customer relationships, manufacturing equipment, and substantially all of its inventory. We also assumed its licenses with Wrangler Apparel, Inc. to sell men's, women's, and boy's belts and accessories in the mass merchants and western markets ("Wrangler Mass" and "Western/Specialty", respectively) and a manufacturing contract between Chambers and Maquiliadora Chambers de Mexico, S.A. de C.V. ("MCM"). We have employed certain of Chambers employees and leased its former facilities in Commerce, California.

In July 2009, we paid $3.9 million to Chambers and certain of its vendors. The earn-out provisions of the purchase agreement required payment of 21.5% of our $26.5 million of net sales through July 9, 2010 of private label and Wrangler Mass products formerly sold by Chambers, with a $2.0 million minimum guarantee. The Wrangler Mass license expired in June 2010 and the Western/Specialty license expires in December 2010. Both licenses provided for royalty payments equal to 5% of net sales through December 2009 and the Wrangler Mass license provided for a 4% royalty thereafter. The licenses had minimum royalty guarantees of $497,000 through December 2009 and the

Western/Specialty license has a $210,000 annual guarantee thereafter. The Wrangler Mass royalties were payable by Chambers from the earn-out, but were guaranteed by us. We received notice during fiscal 2010 that the Wrangler Mass and Western/Specialty licenses would not be renewed once they expired; however, because a significant retail partner began ordering additional private label products from us under other trade names during the year, we do not expect the license expirations to have a significant impact on our operations.

Under the MCM contract, MCM manufactures products for us under the direction and supervision of our employees utilizing machinery we purchased from Chambers and raw materials which we supply. There is a minimum wage guarantee for any week we do not require MCM to manufacture products for us and the contract may be terminated on sixty days notice.

The following presents the estimated fair values of the net assets acquired from Chambers, as of July 9, 2009, the closing date of the transaction (in thousands):

Inventories	$3,527
Equipment	1,550
Customer list	3,016
Trade names	1,150
Earn-out prepayment	430
Total assets	9,673
Earn-out consideration discounted at 8.625%	(4,373)
Net assets	$5,300

We derived the estimated fair values from assumptions we believe unrelated market participants would use based on both observable and unobservable marketplace factors. The earn-out contingent consideration fair value is the present value of our obligation based on probability-weighted estimates of the net sales of private label and Wrangler Mass products formerly sold by Chambers that we sold during the earn-out period, a Level 3 fair value estimate. Each reporting period, the contingent consideration was revalued as the result of changes in our estimates of net sales, their timing, or the discount rate, with increases and decreases being recorded in our statements of operations.

Our estimate of the net assets' fair value exceeded the estimated fair value of the total consideration we paid and will pay over the earn-out period which we believe resulted from Chambers' financial difficulties and uncertainties relating to extending the terms of certain licenses. As a result, we recognized a $1.4 million bargain purchase gain in July 2009. Due to sales outperforming our initial estimate, we revalued the contingent consideration during the third and fourth quarters of fiscal 2010 resulting in a net charge of $588,000 which was included in acquisition related costs.

The equipment we acquired is being depreciated using the straight line method over periods of three to five years (fiscal year 2010 - $335,000). The customer list is being amortized over seven years in proportion to the estimated undiscounted cash flows which may be derived from the acquired assets (fiscal year 2010 - $754,000). The trade name has an indefinite life and, therefore, is not being amortized.

For fiscal 2010, net sales of $34.6 million and accessories segment income of $10.2 million were attributable to the acquisition. Sales of Chambers products in fiscal 2010 prior to the acquisition date would have been minimal. We are unable to provide financial information as if the Chambers acquisition had occurred as of the beginning of fiscal 2009 as we do not have what we believe to be reliable financial information for Chambers during that time period.

Note 5 - Credit Arrangements

We have a $27.5 million credit facility for borrowings and letters of credit which was amended effective October 6, 2009 to extend its term, reduce the interest rate, and adjust the tangible net worth financial covenant. Effective May 10, 2010, the facility was further amended to extend its term an additional eighteen months, expand our ability to acquire fixed assets, and adjust the tangible net worth financial covenant. At June 30, 2010, we had $8.7 million borrowing availability based on our accounts receivable and inventory levels, outstanding letters of credit totaling $744,000, and $9.2 million outstanding borrowings under the facility. There were letters of credit totaling $512,000, and no outstanding borrowings under the facility at June 30, 2009. Borrowings, which are due on the amended facility's expiration in October 2012, bear interest at the daily adjusting one-month LIBOR rate plus 4% (3.5% after

June 2010 under specified conditions) or, if such rate is not available under the terms of the credit facility note, the lender's prime rate plus 2%.

The credit facility is guaranteed by substantially all of our subsidiaries and is secured by substantially all of our assets and those of our subsidiaries. It requires the maintenance of a specified tangible net worth ($35.0 million as of June 30, 2010) which, if not met, could adversely impact our liquidity. The facility contains customary representations and warranties and we have agreed to certain affirmative covenants, including reporting requirements. The facility also limits our ability to engage in certain actions without the lender's consent, including, repurchasing our common stock, entering into certain mergers or consolidations, guaranteeing or incurring certain debt, engaging in certain stock or asset acquisitions, paying dividends, making certain investments in other entities, prepaying debt, and making certain property transfers.

Our Canadian subsidiary has a CAD $1.4 million credit facility (direct advances limited to U.S. $1.1 million) with interest at the lender's prime or U.S. base rates. The facility is secured by cash, credit balances, and/or deposit instruments of CAD $1.4 million (2010 - $1.3 million; 2009 - $1.2 million). The credit facility does not have a specified maturity date and can be cancelled without penalty at the discretion of the Company or the lender at any time. At June 30, 2010, we had $230,000 of outstanding borrowings under the facility.

Interest expense includes interest incurred on our outstanding borrowings, amortization of costs incurred in connection with our credit facilities over the periods of the facilities (2010 - $259,000; 2009 - $233,000) and the discount amortization related to the Chambers acquisition earn-out liability (2010 - $141,000; 2009 - $0). At June 30, 2010, the remaining debt costs to be amortized were $92,000.

Note 6 - Disclosures About Segments Of Our Business And Related Information

We are organized along product categories and have two reportable segments: (1) accessories, which includes belts and small leather goods, eyewear, neckwear, and sporting goods and (2) gifts. Each segment is measured by management based on income consisting of net sales less cost of goods sold, product distribution expenses, and royalties utilizing accounting policies consistent in all material respects with those described in Note 2. No inter-segment revenue is recorded. Assets, related depreciation and amortization, and certain SG&A expenses are not allocated to the segments.

In connection with our organizational restructuring, we changed our reportable business segments in the first quarter of fiscal 2010 to focus on product categories as described above. Our business segment information for fiscal 2009 has been restated to conform to the fiscal 2010 presentation.

The following table presents operating information by segment and reconciliation of segment income to our consolidated operating income (in thousands).

	2010	2009
Net sales:		
Accessories	$119,987	$106,153
Gifts	21,900	22,864
	$141,887	$129,017
Segment income:		
Accessories [(1)]	$31,395	$19,096
Gifts [(2)]	4,290	69
	35,685	19,165
Selling, general and administrative expenses	(33,743)	(31,873)
Restructuring charges	(2,197)	(774)
Depreciation and amortization	(2,886)	(1,912)
Acquisition transaction costs	(877)	-
Operating income (loss)	$ (4,018)	$(15,394)

(1) Accessories' segment income for fiscal 2009 includes inventory write-downs of $5.6 million.

(2) Gifts' segment income for fiscal 2009 includes inventory write-downs of $1.3 million.

The only customers accounting for 10% or more of our total net sales were Walmart (2010 - 47%; 2009 - 43%) and Kohl's (2009 - 10%).

Our net sales, loss before income taxes, property and equipment, and total assets by geographic location were (in thousands):

	2010	2009
Net sales:		
United States	$132,087	$118,568
Canada	9,800	10,449
	$141,887	$129,017
Income (loss) before income taxes:		
United States	$ (2,438)	$(16,294)
Canada	(698)	614
	$ (3,136)	$(15,680)
Property and equipment:		
United States	$ 7,710	$ 3,680
Canada	114	96
Mexico	834	-
	$ 8,658	$ 3,776
Total assets:		
United States	$ 67,192	$ 56,180
Canada	5,928	5,786
Mexico	2,412	-
	$ 75,532	$ 61,966

Our Canadian subsidiary is part of our accessories segment. Its sales and income are converted to U.S. dollars at monthly average exchange rates. Property and equipment and total assets are converted at each fiscal year-end exchange rate. For our Mexico operations, the functional currency is the U.S. dollar, and all of the activity is inter-company and is eliminated in consolidation.

Note 7 - Leases And Royalties

We lease office, warehouse, and manufacturing facilities under noncancellable operating leases expiring through 2020 with varying renewal and escalation clauses. Our rental expense in fiscal 2010 and 2009 totaled $2.4 million and $2.0 million, respectively.

We have licensing agreements with third parties to use their trademarks on our products. Royalty expense in fiscal 2010 and 2009 related to these agreements totaled $2.3 million and $2.1 million, respectively.

As of June 30, 2010, future payments under our leases, including additional rents under escalation clauses, and minimum royalty commitments were (in thousands):

Fiscal Year	Rent	Royalty
2011	$ 1,858	$ 953
2012	1,643	773
2013	1,407	142
2014	798	-
Thereafter	4,880	-
	$10,586	$1,868

Note 8 - Income Taxes

Significant components of our net deferred tax assets were (in thousands):

	2010	2009
Net operating loss carryover	$12,484	$12,199
Inventory valuation	3,164	5,279
Uncertain tax positions	1,002	918
Compensation plans	701	1,401
Depreciation	448	885
Accounts receivable valuation	166	624
Other net	419	186
	18,384	21,492
Valuation allowance	(18,097)	(21,087)
Net	$ 287	$ 405

Significant components of our income tax provisions were (in thousands):

	2010	2009
Current:		
Federal (benefit)	$ (4,422)	$ -
State	15	89
Foreign	(245)	155
	(4,652)	244
Deferred:		
Federal	3,133	(5,479)
State	(125)	(575)
Foreign	53	(415)
Uncertain tax positions	231	(252)
Valuation allowance	(2,990)	5,908
	302	(813)
	$ (4,350)	$ (569)

The federal statutory income tax rate reconciles to our effective income tax rate as follows:

	2010	2009
Statutory rate	(34.0)%	(34.0)%
Deferred tax valuation allowance	(95.4)	39.2
State and foreign taxes net of federal tax benefit	(20.9)	(5.1)
Uncertain tax positions	7.4	(1.7)
Other net	4.2	(2.0)
	(138.7)%	(3.6)%

Our $33.6 million federal income tax net operating loss carryover expires in 2029 and 2030. While it is reasonably possible a current examination of state income tax returns for fiscal 1999 through fiscal 2003 involving uncertain tax positions could be resolved within the next twelve months through settlement or administrative proceedings, the potential impact cannot be estimated at this time. Otherwise, the majority of our state income tax returns are no longer subject to examination for years before 2004. U.S. federal income tax returns are no longer subject to examination for years before fiscal 2006 and Canadian income tax returns are no longer subject to examination for years before 2001.

The following presents information about our unrecognized tax benefits of uncertain tax positions (in thousands).

	2010	2009
Unrecognized tax benefits:		
Beginning of year	$1,521	$1,870
Increases (decreases) in prior years' tax positions	5	119
Statutes of limitations lapses	-	(468)
End of year	1,526	1,521
Accrued interest and penalties	1,396	1,171
Uncertain tax positions liability	$2,922	$2,692
Unrecognized tax benefits affecting tax rate if recognized	$1,007	$1,003
Interest and penalty expense	$ 226	$ 97

Note 9 - Intangibles

The following tables present information about the costs we have allocated to finite and indefinite-lived intangible assets we acquired as part of business acquisitions (in thousands).

	2010	2009
Gross carrying amount	$10,558	$ 6,655
Accumulated amortization	(4,841)	(3,913)
	$ 5,717	$ 2,742

	2010		Weighted-Average Life	
	Net Balance	Expense	Total	Remaining
Finite				
Trade names	$2,304	$ 438	20.0	7.9
Chambers customer list	2,263	753	8.0	7.0
	$4,567	$1,191	16.2	7.4
Indefinite				
Chambers trade name	1,150	-		
Total	$5,717	$1,191		

Amortization expense: 2010 - $1,191; 2009 - $327

Estimated annual amortization expense: 2011 - $866; 2012 - $786; 2013 - $679; 2014 - $600; 2015 - $560

Note 10 - Share-Based Compensation

Omnibus Plan

The Tandy Brands Accessories, Inc. 2002 Omnibus Plan ("Omnibus Plan"), approved by our stockholders in 2002, is designed to attract and retain the services of key management employees and members of our board of directors through the granting of incentive stock options (other than to directors), nonqualified stock options, performance units, stock appreciation rights, or restricted stock. Restricted stock and stock option awards under the Omnibus Plan and prior stock option plans have a maximum contractual life of ten years and specific vesting terms and performance goals are addressed in each equity award grant. All shares available for grant under our prior plans have been transferred to the Omnibus Plan and are authorized and reserved for issuance under the Omnibus Plan. All shares of common stock presently authorized and reserved for issuance on the exercise of stock options or vesting of restricted stock will automatically be authorized and reserved for issuance under the Omnibus Plan on their cancellation, forfeiture, or expiration. At June 30, 2010, there were 97,033 shares of common stock available for future grants.

The Omnibus Plan provides that, when a non-employee director is first elected or appointed to our board of directors, the director will be awarded 4,060 shares of restricted stock. The Omnibus Plan also provides that on or about the beginning of each fiscal year, each continuing non-employee director will be awarded shares of restricted stock (Chairman of the Board - 4,200 shares; each other director - 3,000 shares). If the board so elects, an alternative form of award with a substantially equivalent value, other than an incentive stock option, may be granted in lieu of restricted stock.

A committee of non-employee members of our board of directors may grant awards to directors and employees. Shares issued to satisfy awards may be from authorized but unissued common stock, treasury stock, or shares purchased on the open market. Currently, we issue new shares under the Omnibus Plan.

Awards Granted

Restricted Stock Restricted stock awards are not transferable, but bear rights of ownership including voting and dividend rights. Awards to our non-employee directors vest annually at a rate of one-third per year, beginning one year after the grant date. However, upon the death, disability, resignation, or termination of a non-employee director, that director's shares generally become fully vested. Consequently, there is no requisite service period and the fair value of the awards is expensed on the award date. Restricted stock awarded to employees either cliff vests on the three-year anniversary of the award or vests at a rate of one-third per year. The requisite service periods are either the vesting period or the total period over which multiple-tranche awards vest. Although there are no performance requirements related to the vesting of restricted stock awarded to employees, they must be continually employed through the vesting period. We estimate the fair value of restricted stock awards to be the market price of our common stock on the award date.

	Number Of Shares	Weighted-Average Grant-Date Fair Value
Nonvested June 30, 2009	39,841	$ 8.16
Granted	21,000	2.42
Vested	(16,421)	8.85
Nonvested June 30, 2010	44,420	5.19

Restricted stock fair values on the vesting dates in fiscal 2010 and 2009 were $44,000 and $189,000, respectively.

Stock Options Stock options granted to our non-employee directors are nonqualified and become fully vested six months after the grant date, the requisite service period. Nonqualified options granted to employees vest annually at a rate of one-third per year, beginning one year after the grant date, and have a three-year requisite service period.

The exercise prices of our stock options are the grant-date market values of our common stock. Their fair value is estimated using the Black-Scholes valuation model. That model is used to estimate the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect fair value estimates, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

		Weighted-Average		
	Number Of Shares	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding June 30, 2009	457,325	$10.60		
Granted	-	-		
Forfeited and cancelled	(81,212)	13.79		
Outstanding June 30, 2010	376,113	9.91		
Vested and expected to vest	376,113	9.91	2.5 Years	-
Exercisable	356,113	10.16	2.1 Years	-

Performance Units Performance units payable 50% in cash and 50% in shares of our common stock following the end of the performance cycle were awarded in fiscal 2009 and 2010. The units earned during the performance cycle vary from 0% to 200% of the units awarded based on our basic earnings per share for each of the three fiscal years ending June 30, 2011 and June 30, 2012, excluding the effects of accounting principles changes, extraordinary items, recognized capital gains and losses and, as determined by our board of directors, one-time, non-operating items. Performance units generally cliff vest at the end of the applicable performance cycle. Notwithstanding the foregoing, employees vest in 200% of the units awarded if there is a change in control or in a portion of units earned based on the number of years employed during the cycle upon death, disability, or normal (age 65) or early (age 55 and 15 years service) retirement.

Each performance unit has a $1.00 assigned value. The weighted-average fair value of performance unit shares was based on the grant-date market price of our common stock assuming no dividend payments during the performance cycle.

	Performance Units[1]	Shares: Number[1]	Shares: Weighted-Average Grant-Date Fair Value
Outstanding June 30, 2009	1,126,666	293,387	$1.92
Granted	1,380,000	285,419	2.42
Forfeited	(120,000)	(24,819)	2.42
Outstanding June 30, 2010	2,386,666	553,987	2.15
Vested and expected to vest	2,386,666	553,987	2.15

[1] Assuming maximum payout.

Expense Share-based compensation expense of $568,000 and $276,000 was recognized in fiscal 2010 and 2009, respectively, together with income tax benefits of $210,000 and $102,000, respectively. Estimated unrecognized expense of $722,000 remained at June 30, 2010 to be recognized over a weighted-average period of 1.5 years. The number of stock options and performance units expected to vest in determining compensation expense to be recognized were estimated based on employment termination, option forfeiture patterns, and actual and estimated earnings per share.

Note 11 - Employee Benefit Plans And Consulting Agreement

Our total contributions to our 401(k) Plan, Stock Purchase Program, and Benefit Restoration Plan were $596,000 and $655,000 in fiscal 2010 and 2009, respectively.

401(k) Plan Our Employees Investment Plan is open to substantially all of our full-time employees. Eligible employees may contribute up to 35% of their annual compensation, subject to IRS limits, to a 401(k) Plan on a pre-tax basis or a Roth 401(k) Plan on an after-tax basis. In accordance with the Safe Harbor 401(k) Plan, and upon completion of one year of service, we match 100% of employee contributions up to 3% of compensation and 50% of employee contributions up to 5% of compensation. The 401(k) Plan allows participants to direct the investment of both employee and matching employer contributions from a variety of investment alternatives, one of which is our common stock.

Stock Purchase Program Until its suspension in September 2008, our Stock Purchase Program was open to all full-time employees who had been employed at least six months, but less than one year, or who had been employed one year or more and were contributing to the 401(k) Plan. The program was terminated in February 2010.

Benefit Restoration Plan Our Benefit Restoration Plan ("BRP") was a nonqualified deferred compensation plan to restore retirement benefits for a select group of our management and highly compensated employees who were eligible to make contributions to the 401(k) Plan, but whose contributions to the 401(k) Plan were reduced due to limitations imposed by the Internal Revenue Code of 1986, as amended. For any plan year, participants could have elected to defer, on a pretax basis, between 1% and 10% of their annual compensation, reduced by their total contributions to the 401(k) Plan during the year. Participants could direct the investment of their contributions in various investment alternatives, including our common stock. Our matching contributions were required to be invested in our common stock, or as we otherwise determined. All benefit payments from the BRP were made in cash either in a lump sum or monthly installments over a period not exceeding ten years. Our liability associated with the BRP was included in accrued compensation in 2009 ($281,000). In January 2010, we disbursed to retired executive officers the market value of our common stock ($386,000) held by the BRP. The BRP was terminated in February 2010.

Acknowledgment and Release Agreement Our former chief executive officer, who retired as an employee of the Company as of June 30, 2009, and was the only actively employed participant in the Company's Supplemental Executive Retirement Plan ("SERP") when it was terminated in September 2005, entered into an Acknowledgment and Release Agreement ("Agreement"), a defined contribution agreement. The Agreement entitled the officer to (1) the funds in the rabbi trust ("Trust") we established to set aside amounts to assist in satisfying our obligations under the SERP and (2) an additional $331,000 for each of the fiscal years 2006, 2007, and 2008. The additional amounts, together with interest at a rate per year equal to our cost of borrowing, were contributed to the Trust in July 2008. Our liability under the Agreement at June 30, 2009 was $1.7 million. The Trust's assets were invested in Level 1 securities and were included in other current assets in 2009 ($1.7 million). In January 2010, we disbursed to the retired executive officer the full balance of funds held in the SERP ($1.8 million).

Consulting Agreement We entered into a Consulting Agreement with our former chief executive officer, pursuant to which he provides consulting services to the Company and receives $400,000 each fiscal year during the term of the agreement (July 2009 through June 2012). Our former chief executive officer agreed that, during the term of the agreement, he will not compete, carry on or engage in a business similar to our business, solicit or accept business from any of our customers, and/or solicit or encourage any of our employees to leave the employ of our Company. He also agreed to a complete waiver and release of any and all claims that he may have against us. The agreement includes other standard terms, including, without limitation, confidentiality, non-disparagement and indemnification provisions.

Note 12 - Director Stock Deferral Plan

The 1995 Stock Deferral Plan for Non-Employee Directors ("Deferral Plan") provides non-employee directors with an opportunity to defer receipt of their fees until a future date determined by each director. We record compensation expense for the amount of the deferred fees which are credited, together with dividend equivalents, to an account we maintain in phantom stock units equivalent in value to our common stock. The payment of deferred fees will be settled in shares of our common stock, or at our option, in cash based on the then current market price of our stock. No director is currently deferring fees and changes in the market value of our common stock affected the value of previously deferred amounts by $37,000 and ($82,000) in fiscal 2010 and 2009, respectively. At June 30, 2010, there were 28,375 shares of common stock available for settlement of future deferrals.

Note 13 - Preferred Stock

Without any further action by the holders of our common stock, our board of directors is authorized to approve and determine the issuance of preferred stock, as well as the dividend rights, dividend rate, conversion or exchange rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms of any series of preferred stock, the number of shares constituting any series of preferred stock and the designation thereof. No shares of preferred stock have been issued. Should preferred stock be issued, the rights, preferences, and privileges of holders of our common stock would be made subject to the rights, preferences, and privileges of the preferred stock.

Note 14 – Earnings (loss) Per Share

Our basic and diluted earnings (losses) per common share are computed as follows (in thousands except per share amounts):

	2010	2009
Numerator for basic and diluted earnings per share:		
Net income (loss)	$ 1,214	$(15,111)
Denominator:		
Weighted-average shares outstanding	6,931	6,936
Contingently issuable shares	-	1
Denominator for basic earnings per share	6,931	6,937
Effect of dilutive share-based compensation	155	-
Denominator for diluted earnings per share	7,086	6,937
Income (loss) per common share	$ 0.18	$ (2.18)
Income (loss) per common share assuming dilution	$ 0.17	$ (2.18)

Potentially dilutive securities which could have had an antidilutive effect on our earnings (losses) per share were (in thousands except per share amounts):

	2010	2009
Stock options (exercise prices per share: 2010 - $5.31 to $15.60; 2009 - $5.31 to $16.81)	376	457
Benefit Restoration Trust shares	-	122
Performance units	-	46
Nonvested restricted stock not contingently issuable	-	3

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A - CONTROLS AND PROCEDURES

Disclosure Controls And Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of June 30, 2010.

Management's Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our Company. Our internal control over financial reporting is a process designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our control environment is the foundation for our system of internal control over financial reporting and is an integral part of our Code of Business Conduct and Ethics which sets the tone for our directors, officers, and employees. Our internal control over financial reporting includes policies and procedures: (1) pertaining to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (2) providing reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with U.S. generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our directors and management; and (3) providing reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

In order to assess the effectiveness of our internal control over financial reporting as of June 30, 2010 as required by Section 404 of the Sarbanes-Oxley Act of 2002, we conducted an evaluation of the effectiveness of our internal control over financial reporting under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, which included testing based on the criteria set forth in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework"). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Based on that assessment, we determined that our internal control over financial reporting was effective as of June 30, 2010.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm in accordance with recent amendments to Section 404 of the Sarbanes-Oxley Act of 2002 pursuant to Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act that permit us to provide only management's report in this Annual Report.

Changes In Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during the fourth quarter of fiscal 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B - OTHER INFORMATION

None.

PART III

The information required by Items 10 through 14 of this Annual Report on Form 10-K, and not otherwise disclosed in this Annual Report, is included in our definitive Proxy Statement relating to our 2010 Annual Meeting of Stockholders and is incorporated herein by reference. Such information and its location in the Proxy Statement are as follows:

Item	Caption In The Tandy Brands Accessories, Inc. 2010 Proxy Statement
ITEM 10 - DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	"Items of Business to be Acted on at the Meeting - Proposal One: Election of Directors – Biographical and Other Information Regarding Our Nominees for Re-Election to Our Board of Directors"
	"Executive Officers"
	"Items of Business to be Acted on at the Meeting - Proposal One: Election of Directors - Corporate Governance Information"
	"Section 16(a) Beneficial Ownership Reporting Compliance"
ITEM 11 - EXECUTIVE COMPENSATION	"Executive Compensation"
	"Items of Business to be Acted on at the Meeting - Proposal One: Election of Directors - Director Compensation"
	"Items of Business to be Acted on at the Meeting – Proposal One: Election of Directors – Corporate Governance Information – Compensation Committee"
ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	"Security Ownership of Certain Beneficial Owners"
ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	"Items of Business to be Acted on at the Meeting - Proposal One: Election of Directors - Corporate Governance Information"
ITEM 14 - PRINCIPAL ACCOUNTING FEES AND SERVICES	"Items of Business to be Acted on at the Meeting - Proposal Two: Ratification of Independent Auditor – Background"

PART IV

ITEM 15 - EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements

The following financial statements are included in Item 8 of this Annual Report:

- Consolidated Balance Sheets as of June 30, 2010 and 2009
- Consolidated Statements of Operations for the years ended June 30, 2010 and 2009
- Consolidated Statements of Cash Flows for the years ended June 30, 2010 and 2009
- Consolidated Statements of Stockholders' Equity for the years ended June 30, 2010 and 2009

Financial Statement Schedules

Financial statement schedules have been omitted because they either are not applicable or the required information is included in the consolidated financial statements or notes thereto.

Exhibits

The Exhibit Index immediately preceding the exhibits required to be filed with this report is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANDY BRANDS ACCESSORIES, INC.
(Registrant)

/s/ N. Roderick McGeachy, III
N. Roderick McGeachy, III
President and Chief Executive Officer

Date: August 26, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/N. Roderick McGeachy, III N. Roderick McGeachy, III	Director, Chairman of the Board, President and Chief Executive Officer (principal executive officer)	August 26, 2010
/s/W. Grady Rosier W. Grady Rosier	Lead Independent Director	August 26, 2010
/s/Dr. James F. Gaertner Dr. James F. Gaertner	Director	August 26, 2010
/s/Roger R. Hemminghaus Roger R. Hemminghaus	Director	August 26, 2010
/s/George C. Lake George C. Lake	Director	August 26, 2010
/s/Colombe M. Nicholas Colombe M. Nicholas	Director	August 26, 2010
/s/Gene Stallings Gene Stallings	Director	August 26, 2010
/s/William D. Summitt William D. Summitt	Director	August 26, 2010
/s/M.C. Mackey M.C. Mackey	Chief Financial Officer (principal financial officer and principal accounting officer)	August 26, 2010

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
EXHIBIT INDEX

Exhibit Number and Description	Incorporated by Reference (if applicable) Form	Date	File No.	Exhibit
(3) Articles of Incorporation and Bylaws				
3.1 Certificate of Incorporation of Tandy Brands Accessories, Inc.	S-1	11/02/90	33-37588	3.1
3.2 Certificate of Amendment of the Certificate of Incorporation of Tandy Brands Accessories, Inc.	8-K	11/02/07	0-18927	3.1
3.3 Amended and Restated Bylaws of Tandy Brands Accessories, Inc., effective July 2007	8-K	7/13/07	0-18927	3.01
3.4 Amendment No. 1 to Amended and Restated Bylaws of Tandy Brands Accessories, Inc.	8-K	11/02/07	0-18927	3.2
(4) Instruments Defining the Rights of Security Holders, Including Indentures				
4.1 Form of Common Stock Certificate of Tandy Brands Accessories, Inc.	S-1	12/17/90	33-37588	4.2
4.2 Certificate of Elimination of Series A Junior Participating Cumulative Preferred Stock of Tandy Brands Accessories, Inc.	8-K	10/24/07	01-18927	3.1
4.3 Credit Agreement by and between Tandy Brands Accessories, Inc. and Comerica Bank dated as of February 12, 2008	10-Q	2/12/10	0-18927	4.3
4.4 Amendment No. 1 to Credit Agreement dated as of February 12, 2008 by and between Tandy Brands Accessories, Inc. and Comerica Bank effective as of March 31, 2009	10-Q	2/12/10	0-18927	4.4
4.5 Amendment No. 2 to Credit Agreement dated as of February 12, 2008 by and between Tandy Brands Accessories, Inc. and Comerica Bank effective as of October 6, 2009	10-Q	2/12/10	0-18927	4.5
4.6 Amendment No. 3 to Credit Agreement dated as of February 12, 2008 by and between Tandy Brands Accessories, Inc. and Comerica Bank effective as of May 10, 2009	10-Q	5/13/10	0-18927	4.6
(10) Material Contracts				
10.1 Form of Indemnification Agreement between Tandy Brands Accessories, Inc. and certain of its Directors	S-1	12/17/90	33-37588	10.16

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
EXHIBIT INDEX

Exhibit Number and Description		Incorporated by Reference (if applicable)			
		Form	Date	File No.	Exhibit
10.2	Tandy Brands Accessories, Inc. Nonqualified Formula Stock Option Plan for Non-Employee Directors*	S-8	2/10/94	33-75114	28.1
10.3	Amendment No. 4 to the Tandy Brands Accessories, Inc. Nonqualified Formula Stock Option Plan For Non-Employee Directors*	10-Q	5/10/02	0-18927	10.39
10.4	Tandy Brands Accessories, Inc. 1995 Stock Deferral Plan for Non-Employee Directors*	S-8	6/03/96	33-08579	99.1
10.5	Tandy Brands Accessories, Inc. 1997 Employee Stock Option Plan*	S-8	12/12/97	333-42211	99.1
10.6	Amendment No. 2 to the Tandy Brands Accessories, Inc. 1997 Employee Stock Option Plan*	10-Q	5/10/02	0-18927	10.38
10.7	Nonqualified Stock Option Agreement for Non-Employee Directors, dated October 16, 2001, by and between Tandy Brands Accessories, Inc. and Dr. James F. Gaertner*	S-8	5/15/02	33-88276	10.2
10.8	Nonqualified Stock Option Agreement for Non-Employee Directors, dated October 16, 2001, by and between Tandy Brands Accessories, Inc. and Gene Stallings*	S-8	5/15/02	33-88276	10.4
10.9	Nonqualified Stock Option Agreement for Non-Employee Directors, dated October 16, 2001, by and between Tandy Brands Accessories, Inc. and Roger R. Hemminghaus*	S-8	5/15/02	33-88276	10.5
10.10	Nonqualified Stock Option Agreement for Non-Employee Directors, dated October 16, 2001, by and between Tandy Brands Accessories, Inc. and Colombe M. Nicholas*	S-8	5/15/02	33-88276	10.6
10.11	Tandy Brands Accessories, Inc. 2002 Omnibus Plan*	10-Q	11/12/02	0-18927	10.24
10.12	Form of Non-Employee Director Nonqualified Stock Option Agreement pursuant to the Tandy Brands Accessories, Inc. 2002 Omnibus Plan*	10-K	9/23/04	0-18927	10.39
10.13	Form of Employee Nonqualified Stock Option Agreement pursuant to the Tandy Brands Accessories, Inc. 2002 Omnibus Plan*	10-K	9/23/04	0-18927	10.40
10.14	Form of Non-Employee Director Restricted Stock Award Agreement				

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
EXHIBIT INDEX

Exhibit Number and Description		Incorporated by Reference (if applicable)			
		Form	Date	File No.	Exhibit
	pursuant to the Tandy Brands Accessories, Inc. 2002 Omnibus Plan*	10-K	9/23/04	0-18927	10.41
10.15	Form of Employee Restricted Stock Award Agreement pursuant to the Tandy Brands Accessories, Inc. 2002 Omnibus Plan*	10-K	9/23/04	0-18927	10.42
10.16	Amendment No. 2 to the Tandy Brands Accessories, Inc. 1995 Stock Deferral Plan for Non-Employee Directors*	10-K	9/22/06	0-18927	10.35
10.17	Credit Agreement by and between Tandy Brands Accessories, Inc. and Comerica Bank dated as of February 12, 2008	10-Q	2/12/10	0-18927	10.1
10.18	Amendment No. 1 to Credit Agreement dated as of February 12, 2008 by and between Tandy Brands Accessories, Inc. and Comerica Bank effective as of March 31, 2009	10-Q	2/12/10	0-18927	10.2
10.19	Amendment No. 2 to Credit Agreement dated as of February 12, 2008 by and between Tandy Brands Accessories, Inc. and Comerica Bank effective as of October 6, 2009	10-Q	2/12/10	0-18927	10.3
10.20	Amendment No. 3 to Credit Agreement dated as of February 12, 2008 by and between Tandy Brands Accessories, Inc. and Comerica Bank effective as of May 10, 2009	10-Q	5/13/10	0-18927	10.3
10.21	Amendment No. 1 to the Tandy Brands Accessories, Inc. 2002 Omnibus Plan*	10-K	9/21/07	0-18927	10.38
10.22	Nonqualified Stock Option Agreement pursuant to the Tandy Brands Accessories, Inc. 2002 Omnibus Plan with N. Roderick McGeachy, III dated October 1, 2008*	10-Q	11/10/08	0-18927	10.2
10.23	Amendment No. 2 to the Tandy Brands Accessories, Inc. Stock Deferral Plan for Non-Employee Directors dated December 31, 2008*	10-Q	2/4/09	0-18927	10.2
10.24	Form of Tandy Brands Accessories, Inc. Fiscal 2009 Performance Unit Award Agreement*	10-Q	2/4/09	0-18927	10.6

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
EXHIBIT INDEX

Exhibit Number and Description		Incorporated by Reference (if applicable)			
		Form	Date	File No.	Exhibit
10.25	Form of Tandy Brands Accessories, Inc. Fiscal 2010 Performance Unit Award Agreement*	10-K	8/27/09	0-18927	10.49
10.26	First Amendment to Lease dated January 22, 2009 by and between Enterprise Centre Operating Associates, LP and Tandy Brands Accessories, Inc. relating to the corporate office	10-Q	2/4/09	0-18927	10.7
10.27	Consulting Agreement by and between Tandy Brands Accessories, Inc. and J.S.B. Jenkins effective as of May 8, 2009*	10-Q	5/14/09	0-18927	10.8
10.28	Summary of Fiscal 2011 Management Incentive Plan for Tandy Brands Accessories, Inc.*	8-K	7/6/10	0-18927	10.1
10.29	Summary of 2011 Long-Term Incentive Program for Tandy Brands Accessories, Inc.*	8-K	7/6/10	0-18927	10.2
10.30	Agreement to Provide Severance Pay by and between Tandy Brands Accessories, Inc. and N. Roderick McGeachy, III dated as of April 22, 2010*	10-Q	5/13/10	0-18927	10.1
10.31	Change of Control Agreement by and between Tandy Brands Accessories, Inc. and N. Roderick McGeachy, III dated as of April 22, 2010*	10-Q	5/13/10	0-18927	10.2
10.32	Industrial Lease Agreement between Pinnacle Industrial Center Limited Partnership, as Landlord, and Tandy Brands Accessories, Inc., as Tenant, dated September 24, 1999; First Amendment to Industrial Lease Agreement dated January 5, 2000; Second Amendment to Industrial Lease Agreement with Pinnacle Industrial Dallas, Inc. dated September 4, 2003; Third Amendment to Industrial Lease Agreement dated August 24, 2009 with The Realty Associates Fund VII, L.P.; Fourth Amendment to Industrial Lease Agreement dated October 6, 2009**	N/A	N/A	N/A	N/A
10.33	Form of Tandy Brands Accessories, Inc. Fiscal 2011 Performance Unit Award Agreement* **	N/A	N/A	N/A	N/A

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
EXHIBIT INDEX

Exhibit Number and Description	Incorporated by Reference (if applicable) Form	Date	File No.	Exhibit
10.34 Fiscal 2011 Compensation Summaries* **	N/A	N/A	N/A	N/A
(21) Subsidiaries of the Registrant				
21.1 List of Subsidiaries**	N/A	N/A	N/A	N/A
(23) Consents of Experts and Counsel				
23.1 Consent of Ernst & Young LLP**	N/A	N/A	N/A	N/A
(31) Rule 13a-14(a)/15d-14(a) Certifications				
31.1 Certification Pursuant to Rule 13a-14(a)/15d-14(a) (Chief Executive Officer)**	N/A	N/A	N/A	N/A
31.2 Certification Pursuant to Rule 13a-14(a)/15d-14(a) (Chief Financial Officer)**	N/A	N/A	N/A	N/A
(32) Section 1350 Certifications				
32.1 Section 1350 Certifications (Chief Executive Officer and Chief Financial Officer)**	N/A	N/A	N/A	N/A

* Management contract or compensatory plan
** Filed herewith

Exhibit 31.1
Certification Pursuant To
Rule 13a-14(a)/15d-14(a)
(Chief Executive Officer)

CERTIFICATION BY CHIEF EXECUTIVE OFFICER

I, N. Roderick McGeachy, certify that:

1. I have reviewed this annual report on Form 10-K of Tandy Brands Accessories, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 26, 2010

/s/ N. Roderick McGeachy, III
N. Roderick McGeachy
Chief Executive Officer

Exhibit 31.2
Certification Pursuant to Rule 13a-14(a)/15d-14(a)
(Chief Financial Officer)

CERTIFICATION BY CHIEF FINANCIAL OFFICER

I, M.C. Mackey, certify that:

1. I have reviewed this annual report on Form 10-K of Tandy Brands Accessories, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 26, 2010

/s/ M.C. Mackey
M.C. Mackey
Chief Financial Officer

Exhibit 32.1
Section 1350 Certification
(Chief Executive Officer and Chief Financial Officer)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Tandy Brands Accessories, Inc. (the "Company") for the fiscal year ended June 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, N. Roderick McGeachy, III and M.C. Mackey, Chief Executive Officer and Chief Financial Officer, respectively, of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 26, 2010

/s/ N. Roderick McGeachy, III
N. Roderick McGeachy, III
Chief Executive Officer

/s/ M.C. Mackey
M.C. Mackey
Chief Financial Officer



Board of Directors

Front row, left to right:

N. Roderick McGeachy, III
Chairman of the Board, President and Chief Executive Officer

W. Grady Rosier [1,3,4]
President and Chief Executive Officer
McLane Company, Inc.

Back row, left to right:

George C. Lake [1,3]
Founder and Managing Partner
Lake Real Estate and Investments

James F. Gaertner, PhD, CPA [1,3]
President
Sam Houston State University

Back row, continued:

Roger R. Hemminghaus [2,3]
Retired Chairman and CEO
Ultramar Diamond Shamrock Corporation

Gene Stallings [2,3]
Rancher, Author and Private Investor, Former Collegiate and Professional Football Coach

William D. Summitt [1,3]
Founder and Managing Member
Golconda Capital Management LLC

Colombe M. Nicholas [2,3]
Consultant
Financo Global Consulting

---

[1] Audit Committee
[2] Compensation Committee
[3] Nominations and Corporate Governance Committee
[4] Lead Independent Director

Officers

N. Roderick McGeachy, III
Chairman of the Board, President and Chief Executive Officer

M.C. Mackey
Chief Financial Officer

Robert J. McCarten
Senior Vice President – National Sales

Hilda McDuff
Chief Merchandising Officer

Corporate Data

Corporate Offices
3631 W. Davis Street
Suite A
Dallas, Texas 75211
214-519-5200
www.tandybrands.com

Annual Meeting
10:00 a.m. October 26, 2010
Held at Corporate Offices

Common Stock Transfer Agent and Registrar
Computershare Investor Services
P.O. Box 43023
Providence, Rhode Island 02940
781-575-2879
www.computershare.com

Corporate Counsel
Winstead PC
Dallas, Texas

Independent Registered Public Accounting Firm
Ernst & Young LLP
Dallas, Texas

Stock Listing
The Company's common stock is traded on The NASDAQ Global Market under the trading symbol TBAC.

Form 10-K
The Company's Annual Report on Form 10-K for the year ended June 30, 2010, as filed with the Securities and Exchange Commission, is available through our website at www.tandybrands.com or will be furnished, without charge, upon request to:

M.C. Mackey
Chief Financial Officer
Tandy Brands
3631 W. Davis Street
Suite A
Dallas, Texas 75211


ROLFS


TANDY
™

Tandy Brands Accessories, Inc.
3631 W. Davis Street, Suite A | Dallas, TX 75211 | 214-519-5200 | www.tandybrands.com